UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

19 August 2011

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

This report on Form 6-K contains the following:

1.	Media Release

2.	Condensed Financial Statements

3.	Management Commentary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 19 August 2011	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

Media Release

19 August, 2011

TELECOM DELIVERS STRONG SECOND HALF PERFORMANCE AND INCREASES DIVIDEND

Telecom New Zealand has today announced adjusted Earnings Before Interest, Taxation, Depreciation and Amortisation (EBITDA) of $1,801m for the year to 30 June 2011, an increase of 2.1% on the previous financial year, and above previous guidance.

When comparing the second half of the year with the previous financial year’s H2, adjusted EBITDA increased 4.6% and adjusted Net Earnings increased by 66%.

Effective management focus on improving adjusted Free Cash Flow (FCF) has seen a 53% increase in adjusted FCF on the prior year, up to $887m.

Full year adjusted Revenue was $5,104m, 3.2% down on FY10, while adjusted Expenses, at $3,303m, decreased faster, by 5.8%.

“These results represent a strong operating performance in an increasingly competitive environment,” said Paul Reynolds, Telecom CEO. “We are pleased to be able to reflect this in a fully-imputed Q4 dividend of 7.5cps, along with an additional fully-imputed special dividend of a further 2cps, bringing the total dividend for the year to 20cps.

“At the start of 2011, Telecom updated its strategy to reflect New Zealand’s challenging and competitive operating environment, create a leaner and more effective operating model, prepare for a fibre future, and ensure an intense focus on FCF through management of capital and operating costs.

“The result of this strategy, known as Vision 2013, is that we have delivered a wide range of positive outcomes, underpinned by the simplified and more effective operating model. Not only has simplification delivered cost savings, it has also improved customer satisfaction across the board through improvements to processes, rationalisation of platforms and reduction in errors and rework.

“Customers have benefited from lower prices overall and better performing products,” said Dr Reynolds.

The half also saw Chorus win 70% of Ultra-fast Broadband regions, along with being selected, in partnership with Vodafone, as the Crown’s partner for the Rural Broadband Initiative.

“The work to demerge Chorus by the end of the calendar year continues apace, with more information to be made available to shareholders shortly.

“The combination of the successful delivery of the first year of the Vision 2013 strategy, along with Chorus being named as the Crown’s partner for UFB and RBI, marks a successful six months for Telecom.

“We are well prepared for the fibre future and the imminent changes to industry structure,” said Dr Reynolds.

Mobile, broadband and ICT

Mobile revenue grew by 5% in the second half, when compared to H2 FY10, and mobile data revenues grew by 8% when compared to the equivalent period, reflecting the growth in smartphone and mobile broadband usage.

“82% of mobile revenues are now generated by our XT network. We have been successful in attracting new high value customers, who have average revenues per month of greater than $75, across the consumer, SME and corporate markets.

“Total mobile subscribers decreased by 95,000, with the decline predominantly made up of low value pre-paid CDMA customers going inactive. This trend has had minimal impact on revenues and is likely to continue as we move closer to the close down of the old CDMA network. We remain on track to shut down CDMA by July 2012.” he said.

The total New Zealand broadband market continued to grow, with a further 90,000 new broadband subscribers added during the half.

“Telecom Retail’s market share of connections has remained stable, at 53%, and retail ARPUs are also steady at around $40, reflecting our focus on winning and retaining high value customers. This is a strong outcome in a highly competitive market.

“Group IT services revenues also increased by 14% in the second half, mainly driven by managed services and procurement. Based on this platform we are seeing satisfactory growth in this market,” said Dr Reynolds.

Adjusting items

Telecom announced a number of one-off adjusting items, which distort the underlying performance of the business, and have not been included in the adjusted income statement.

The adjusting items include an $18m gain on the sale of AAPT consumer, $29m of UFB and demerger costs, $42m of earthquake-related costs, and asset impairments of $257m. There is also an $88m tax effect relating to these adjusting items.

The asset impairments relate to the development of assets built to comply with regulatory requirements in Telecom’s Undertakings on Operational Separation.

The fundamental change in industry structure resulting from the Government’s UFB initiative means that a number of assets built for a copper-based and operationally separated world will no longer be relevant.

The impairment is a non-cash adjustment, meaning it does not affect dividend payments.

“We believe the new industry structure, as outlined in the recently-passed amendments to the Telecommunications Act, will be sustainable for Telecom, the industry, customers and shareholders. It will also see New Zealand move to the forefront of global telecommunications.

“However this will be the third industry structure for telecommunications in New Zealand in five years, and this series of rapid changes has created significant compliance and participation costs. A period of stability should lead to a reduction in wasted investments due to Government interventions in the sector,” said Dr Reynolds.

ADJUSTED INCOME STATEMENT

Year ended 30 June	2011 $M	2010 $M	Change %
Revenue	5,104	5,271	-3.2%
Expenses	(3,303)	(3,507)	-5.8%
EBITDA	1,801	1,764	2.1%
Depreciation & amortisation	(1,027)	(1,032)	-0.5%
EBIT	774	732	5.7%
Net finance expense	(188)	(180)	4.4%
Income tax expense	(199)	(171)	16.4%
Net Earnings	388	382	1.6%
Net earnings attributable to shareholders	386	380	1.6%
EPS	20	20	0.0%
DPS	20	24	-16.7%

CHORUS

Chorus reported increased EBITDA of $415m for H2 FY11, up 8.6% on the equivalent period last year.

“Along with winning the UFB and RBI contracts, Chorus has also finished the year with industry customer satisfaction metrics at an all time high,” said Mark Ratcliffe, CEO Chorus.

“In addition, fibre-to-the-node remains on track and is expected to be delivered under budget.”

WHOLESALE AND INTERNATIONAL

Wholesale and International reported H2 FY11 EBITDA of $73m for the half, a 24.7% decrease on H2 FY10.

The decrease in EBITDA reflects a shift in product mix as Chorus’ fibre-to-the-node programme nears completion, meaning Wholesale purchases more sub-loop access lines and fewer exchange based lines.

“When the impact of internal trading arrangements is excluded, external EBITDA was up 13% reflecting strong connection growth, with the Wholesale business continuing to increase external revenue,” said Nick Clarke, acting CEO Wholesale.

“Customer satisfaction scores for Wholesale customers are also at an all time high.”

TELECOM RETAIL

Telecom Retail reported EBITDA of $253m for the second half of FY11, up 10% on the equivalent period last year.

“Telecom Retail has now delivered a 21% increase in EBITDA year on year. This exceptional result has been delivered through a focus on margins by retaining high value customers, at the same time as reducing failure costs and improving the customer experience through the Right First Time initiative,” said Alan Gourdie, CEO Telecom Retail.

“The focus remains on attracting and retaining high value customers, and 30% of handsets that are purchased are now smartphones, underlining the growth we have seen in data revenues and roaming.

“Our bundles have driven broadband growth, improved ARPUs and reduced fixed line churn, with SME churn in particular much improved. We have also recently introduced a fixed and mobile bundle.

“Further, we have ended the year with one of our best ever customer satisfaction results.”

GEN-I

Gen-i reported EBITDA of $132m for the period, a 6.5% increase over the second half of FY10.

“IT services EBITDA increased 21% when compared to the second half of the last financial year, with a 6.7% increase in revenues, reflecting a big push to drive quality and resulting margin improvement,” said Chris Quin, CEO Gen-i. “Mobile connections have also grown by 7%, as have New Zealand mobile revenues. This, in combination with slower declines in telco, through new added value and lower expenses, has delivered the EBITDA growth.

“We have also delivered on our strategy of simplification and focusing our business, including withdrawing more than 100 products, along with real gains in our Right First Time performance on key processes through which we sell and support products.”

“During the year Gen-i has confirmed its position as the preferred provider of ICT in New Zealand and we have a very clear view of the right corporate value proposition.”

AAPT

AAPT reported adjusted EBITDA of NZ$42m for the second half of FY11, a 39.1% decrease over H2 FY10.

AAPT’s decrease in EBITDA reflected the sale of the Consumer division and changed Telstra wholesale terms. David Yuile was also appointed CEO during the period.

“During FY11 AAPT delivered free cash flow of A$27m, on top of the A$139m generated through the sale of the consumer business and other investments,” said David Yuile, CEO, AAPT.

“The half has seen a strong sales performance in Business & Wholesale, particularly in data and internet focused sales. In addition, AAPT was the first carrier to achieve NBN network certification.”

GUIDANCE

Telecom anticipates demerging Chorus in the FY12 financial year and therefore all financial guidance has been removed.

- ENDS -

Contacts at Telecom NZ media relations:

Ian Bonnar, +64 (0)27 215 7564

Or

Mark Watts, +64 (0)27 250 4018

Forward-looking statements and disclaimer

This management commentary includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of Telecom. Such forward-looking statements are based on the beliefs of management as well as on assumptions made by and information currently available at the time such statements were made.

These forward-looking statements can be identified by words such as ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘plan’, ‘may’, ‘could’ and similar expressions. Any statements in this announcement that are not historical facts are forward-looking statements. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond Telecom’s control, and which may cause actual results to differ materially from those projected in the forward-looking statements contained in this management commentary. Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements are discussed herein and also include Telecom’s anticipated growth strategies, Telecom’s future results of operations and financial condition, economic conditions in New Zealand and Australia; the regulatory environment in New Zealand; competition in the markets in which Telecom operates; whether Telecom is able to successfully demerge New Chorus and risks related to the proposed demerger, other factors or trends affecting the telecommunications industry generally and Telecom’s financial condition in particular and risks detailed in Telecom’s filings with the U.S. Securities and Exchange Commission. Except as required by law or the listing rules of the stock exchanges on which Telecom is listed, Telecom undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

The securities referred to in this announcement have not been, and will not be, registered under the United States Securities Act of 1933 or under the securities laws of any state or other jurisdiction of the United States. This announcement does not constitute an offer of securities in the United States or to any person to whom it would not be lawful outside Australia and New Zealand. Any securities described herein may not be offered or sold in the United States absent registration under the Securities Act or pursuant to an applicable exemption from registration, or to any person to whom it would not be lawful outside Australia and New Zealand.

Non-GAAP financial measures

Telecom results are reported under IFRS. This management commentary includes non-GAAP financial measures which are not prepared in accordance with IFRS.

The non-GAAP financial measures used in this presentation include:

1.	EBITDA. Telecom calculates EBITDA by adding back (or deducting) depreciation, amortisation, finance expense/(income), share of associates’ (profits)/losses and taxation expense to net earnings/(loss) from continuing operations.

2.	Adjusted EBITDA. Adjusted EBITDA excludes significant one-off gains, expenses and impairments.

3.	Capital expenditure. Capital expenditure is the additions to property, plant and equipment and intangible assets, excluding goodwill and other non-cash additions that may be required by IFRS such as decommissioning costs.

4.	ARPU. Telecom calculates ARPU as revenue for the period (for mobile this is only voice and data) divided by an average number of customers.

5.	Free cash flow. Free cash flow is defined as EBITDA less capital expenditure.

6.	Adjusted free cash flow. Adjusted free cash flow utilises adjusted EBITDA rather than underlying EBITDA defined above.

7.	Adjusted net earnings. Adjusted net earnings are net earnings for the year adjusted by the same items to determine adjusted EBITDA, allowing for any tax impact of those items.

Telecom believes that these non-GAAP financial measures provide useful information to readers to assist in the understanding of the financial performance, financial position or returns of Telecom, but that they should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with IFRS. Non-GAAP financial measures as reported by Telecom may not be comparable to similarly titled amounts reported by other companies.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated income statement

For the period ended 30 June 2011

		Six months ended 30 June		Year ended 30 June
(Dollars in millions, except per share amounts)	notes	2011 Unaudited NZ$	2010 Unaudited NZ$	2011 Audited NZ$	2010 Audited NZ$

Operating revenues and other gains
Local service		482	510	981	1,026
Calling		449	485	928	1,003
Interconnection		95	95	195	178
Mobile		420	400	825	826
Data		293	314	592	638
Broadband and internet		291	297	581	594
IT services		287	252	561	486
Resale		111	131	235	278
Other operating revenue	3	80	89	179	215
Other gains	4	13	27	45	27

		2,521	2,600	5,122	5,271

Operating expenses
Labour		(430)	(436)	(869)	(893)
Intercarrier costs		(449)	(464)	(939)	(957)
Other operating expenses	5	(709)	(808)	(1,495)	(1,657)
Asset impairments	11	(257)	—	(257)	—
Other expenses	4	(55)	—	(71)	—

Earnings before interest, taxation, depreciation and amortisation		621	892	1,491	1,764

Depreciation		(344)	(381)	(733)	(757)
Amortisation		(153)	(141)	(294)	(275)

Earnings before interest and taxation		124	370	464	732

Finance income		5	5	15	22
Finance expense		(104)	(100)	(203)	(202)
Share of associates’ profits		—	1	1	1

Earnings before income tax		25	276	277	553

Income tax expense	10	(24)	(137)	(111)	(171)

Net earnings for the period		1	139	166	382

Net earnings attributable to equity holders of the Company		—	138	164	380
Net earnings attributable to non controlling interest		1	1	2	2

		1	139	166	382

Basic net earnings per share (in cents)		—	7	9	20
Diluted net earnings per share (in cents)		—	7	9	20

Weighted average number of ordinary shares outstanding (in millions)		1,925	1,909	1,924	1,891

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated statement of comprehensive income

For the period ended 30 June 2011

	Six months ended		Year ended
	30 June		30 June
	2011	2010	2011	2010
	Unaudited	Unaudited	Audited	Audited
(Dollars in millions)	NZ$	NZ$	NZ$	NZ$

Net earnings for the period	1	139	166	382

Other comprehensive income[1]:
Translation of foreign operations	(10)	(1)	(8)	(6)
Net investment hedges	4	2	(11)	10
Revaluation of investments	(56)	(1)	(48)	30
Cash flow hedges	(14)	(1)	(27)	9

Other comprehensive income / (loss) for the period	(76)	(1)	(94)	43

Total comprehensive income / (loss) for the period	(75)	138	72	425

Total comprehensive income / (loss) attributable to equity holders of the Company	(74)	137	70	423
Total comprehensive income / (loss) attributable to non controlling interest	(1)	1	2	2

	(75)	138	72	425

[1]	Components of other comprehensive income are shown net of tax.

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated statement of changes in equity

For the period ended 30 June

30 June (Dollars in millions)	Share capital NZ$	Retained earnings NZ$	Hedge reserve NZ$	Deferred compensation NZ$	Revaluation reserve NZ$	Foreign currency translation reserve NZ$	Total equity holders of the Company NZ$	Non controlling interest NZ$	Total equity NZ$

Balance at 1 July 2009	1,384	1,369	(41)	11	(263)	(24)	2,436	5	2,441

Net earnings for the period	—	380	—	—	—	—	380	2	382
Other comprehensive income[1]	—	—	9	—	30	4	43	—	43

Total comprehensive income for the period, net of tax	—	380	9	—	30	4	423	2	425

Contributions by and distributions to owners:
Ordinary dividends	—	(453)	—	—	—	—	(453)	(1)	(454)
Dividend reinvestment plan	128	—	—	—	—	—	128	—	128
Issuance of shares under share schemes	3	—	—	2	—	—	5	—	5

Total transactions with owners	131	(453)	—	2	—	—	(320)	(1)	(321)

Balance at 30 June 2010	1,515	1,296	(32)	13	(233)	(20)	2,539	6	2,545

Balance at 1 July 2010	1,515	1,296	(32)	13	(233)	(20)	2,539	6	2,545
Net earnings for the period	—	164	—	—	—	—	164	2	166
Other comprehensive income[1]	—	—	(27)	—	(48)	(19)	(94)	—	(94)
Transfer to retained earnings on disposal of long-term investments[2]	—	64	—	—	(64)	—	—	—	—

Total comprehensive income for the period, net of tax	—	228	(27)	—	(112)	(19)	70	2	72

Contributions by and distributions to owners:
Ordinary dividends	—	(317)	—	—	—	—	(317)	(3)	(320)
Supplementary dividends	—	(28)	—	—	—	—	(28)	—	(28)
Tax credit on supplementary dividends	—	28	—	—	—	—	28	—	28
Dividend reinvestment plan	7	—	—	—	—	—	7	—	7
Issuance of shares under share schemes	6	—	—	1	—	—	7	—	7

Total transactions with owners	13	(317)	—	1	—	—	(303)	(3)	(306)

Balance at 30 June 2011	1,528	1,207	(59)	14	(345)	(39)	2,306	5	2,311

[1]	Other comprehensive income is presented net of tax.
[2]	Relates to the sale of Telecom’s investments in iiNet Limited and Macquarie Telecom Group Limited shares transferred from revaluation reserve to retained earnings (refer note 4).

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated statement of financial position

As at 30 June 2011

	30 June
(Dollars in millions)	2011 Audited NZ$	2010 Audited NZ$
ASSETS
Current assets:
Cash	324	339
Collateral funds	110	21
Short-term derivative assets	2	4
Receivables and prepayments	701	702
Inventories	60	61

Total current assets	1,197	1,127

Non-current assets:
Long-term investments	125	276
Long-term receivables	44	31
Long-term derivative assets	40	51
Intangibles	1,094	1,314
Property, plant and equipment	3,892	4,066

Total non-current assets	5,195	5,738

Total assets	6,392	6,865

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals	991	1,171
Taxation payable	31	15
Short-term derivative liabilities	333	22
Short-term provisions	38	19
Debt due within one year	397	184

Total current liabilities	1,790	1,411

Non-current liabilities:
Deferred tax liability	226	285
Long-term derivative liabilities	330	440
Long-term provisions	35	47
Long-term debt	1,700	2,137

Total non-current liabilities	2,291	2,909

Total liabilities	4,081	4,320

Equity:
Share capital	1,528	1,515
Reserves	(429)	(272)
Retained earnings	1,207	1,296

Total equity attributable to equity holders of the Company	2,306	2,539
Non-controlling interest	5	6

Total equity	2,311	2,545

Total liabilities and equity	6,392	6,865

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated statement of cash flows

For the period ended 30 June 2011

		Year ended 30 June
(Dollars in millions)	note	2011 Audited NZ$	2010 Audited NZ$

Cash flows from operating activities
Cash received from customers		5,008	5,257
Interest income		15	21
Payments to suppliers and employees		(3,421)	(3,389)
Income tax (paid) / refunded		(127)	1
Interest paid on debt		(197)	(195)
Dividend income		71	66

Net cash flow from operating activities	7	1,349	1,761

Cash flows from investing activities
Sale of property, plant and equipment		3	3
Sale of business	4	76	—
Sale of long-term investments	4	107	6
Purchase of property, plant and equipment and intangibles		(1,005)	(1,080)
Capitalised interest paid		(16)	(20)

Net cash flow from investing activities		(835)	(1,091)

Cash flows from financing activities
Repayment of long-term debt		(21)	(15)
Repayment of derivatives		(13)	(34)
Proceeds from derivatives		2	12
Increase in collateral funds		(89)	(21)
Repayment of short-term debt		(749)	(1,270)
Proceeds from short-term debt		663	1,079
Dividends paid		(313)	(327)

Net cash flow from financing activities		(520)	(576)

Net cash flow		(6)	94
Opening cash position		339	261
Foreign exchange movement		(9)	(16)

Closing cash position		324	339

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements

NOTE 1	FINANCIAL STATEMENTS

The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (‘the Company’) together with its subsidiaries and associates (‘Telecom’), as at and for the year ended 30 June 2011, have been prepared in accordance with the New Zealand Equivalent to International Accounting Standard No. 34: “Interim Financial Reporting”, issued by the New Zealand Institute of Chartered Accountants. These financial statements also comply with International Accounting Standard IAS 34, Interim Financial Reporting.

On 24 May 2011 Telecom reached an agreement for Chorus, one of its segments, to take the cornerstone role in the Government’s ultra-fast broadband (‘UFB’) initiative. Chorus was chosen as Crown Fibre Holdings (‘CFH’) Limited’s UFB provider in 24 of the 33 available regions. The agreement is subject to certain conditions, including structural separation, which itself is contingent upon certain factors such as obtaining court, shareholder, debtholder, regulatory and other approvals, as well as relief from key revenue authorities. Telecom’s participation in the UFB initiative is predicated on the structural separation of Telecom through a demerger into two companies – New Telecom and New Chorus. Telecom intends to achieve this demerger via a court approved scheme of arrangement and requires 75% of the shares that are voted by shareholders to be in favour of the demerger proposal. This demerger would give rise to a new and entirely standalone company, New Chorus, which would deliver UFB and comprise the existing Chorus business and parts of Telecom Wholesale. This change will significantly transform the telecommunications sector in New Zealand.

Furthermore, the Telecommunications (TSO, Broadband, and Other Matters) Amendment Act 2011 (the Telecommunications Amendment Act) establishes a substantially revised regulatory regime that will apply to New Telecom and New Chorus upon completion of the proposed demerger. It also includes certain regulatory changes which will take effect irrespective of whether the proposed demerger proceeds.

Both the proposed demerger and the new regulatory regime will have significant impacts on Telecom’s future consolidated financial statements. Telecom’s current financial performance or financial position is therefore not indicative of Telecom’s results when considering these potential changes. The structural separation of Telecom into two companies will be achieved by the distribution of New Chorus shares to the shareholders of the company. This will be reflected in the financial statements of Telecom only once the Group is committed to the distribution of shares, which only arises upon obtaining sufficient votes in support of the proposed demerger, as described above.

In addition, the business to be demerged will be classified as a ‘discontinued operation’ by Telecom when the criteria set out in the Group’s accounting policy entitled ‘discontinued operations’ have been met, This will only occur once the distribution of New Chorus is highly probable which will only arise upon obtaining sufficient votes in support of the proposed demerger. Accordingly, the effect of the proposed demerger reflected in these financial statements is limited to the recognition of demerger costs incurred up to 30 June 2011.

Notwithstanding these proposed changes, Telecom has assessed the impact of CFH selecting its UFB partners and their imminent deployment of fibre and the impacts on Telecom’s copper based regulatory assets. This assessment concluded that, given the longer-term move to a fibre based national infrastructure and regulatory developments, $257 million of copper-based and Wholesale FMO regulatory assets were impaired at 30 June 2011 and were therefore written off. The planned changes in terms of the regulatory and operating environment on both Telecom and the demerged business may result in further asset impairments, to be recognised in future periods, or the shortening of asset lives, irrespective of whether Telecom demerges or not.

Telecom has restated its comparative segment results to reflect changes during the current year to its internal trading and internal reporting. There is no change to the underlying segments or to the overall Group reported result. Certain other comparative information has also been reclassified to conform with the current period’s presentation.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements (continued)

NOTE 1	FINANCIAL STATEMENTS (continued)

Except for the adoption of the Standards and Interpretations described below, these condensed consolidated financial statements of Telecom have been prepared using the same accounting policies and methods of computation as, and should be read in conjunction with, the financial statements and related notes included in Telecom’s annual report for the year ended 30 June 2011. The preparation of financial statements also requires management to make judgements, estimates and assumptions. Telecom has been consistent in applying the judgements, estimates and assumptions adopted in the annual report for the year ended 30 June 2011.

NZ IFRS 2 ‘Group cash settled share based payment transactions’ and NZ IFRS 5 ‘Non current assets held for sale and discontinued operations’

These revised standards have been adopted prospectively from 1 July 2010, but have had no impact on the condensed consolidated financial statements.

The presentation currency of the financial statements is New Zealand dollars which is also the Company’s functional currency. References in these financial statements to ‘$’ or ‘NZ$’ are to New Zealand dollars. All financial information has been rounded to the nearest million, unless otherwise stated. These condensed consolidated financial statements were approved by the board of directors on 18 August 2011 and are unaudited. However, the results for the full year and statement of financial position information as at 30 June have been extracted from the Group’s audited financial statements. The Group’s audited financial statements will be available on Telecom’s website: http://investor.telecom.co.nz.

NOTE 2	SEGMENTAL REPORTING

Telecom’s segments comprise Chorus, Retail, Wholesale & International, Gen-i, AAPT and Technology and Shared Services (‘T&SS’).

Segmental information for the Year ended 30 June 2011

Audited (Dollars in millions)	Chorus NZ$	Wholesale & International NZ$	Retail NZ$	Gen-i NZ$	T&SS NZ$	AAPT NZ$	Total NZ$

External revenue and other gains	56	873	1,893	1,342	31	834	5,029
Internal revenue	1,045	467	122	80	558	66	2,338

Total revenue and other gains	1,101	1,340	2,015	1,422	589	900	7,367

Segment result	806	119	493	237	4	90	1,749

Segmental information for the year ended 30 June 2010
Audited Restated	Chorus	Wholesale & International	Retail	Gen-i	T&SS	AAPT	Total
(Dollars in millions)	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$

External revenue and other gains	44	789	1,960	1,368	18	1,011	5,190
Internal revenue	1,006	503	116	81	585	98	2,389

Total revenue and other gains	1,050	1,292	2,076	1,449	603	1,109	7,579

Segment result	767	206	406	223	(2)	136	1,736

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements (continued)

NOTE 2	SEGMENTAL REPORTING (continued)

The segment results disclosed are based on those reported to Telecom’s Chief Executive Officer and are how Telecom analyses its business results. Segment result is measured based on net earnings before depreciation, amortisation, other gains and expenses not allocated to segments, finance income and costs, associates’ profits / losses and taxation expense. None of these other items are assessed on a segment basis by Telecom’s Chief Executive Officer.

Included within the segment results disclosed above for AAPT are the results of its consumer division, which was disposed of in the year ended 30 June 2011 (refer to note 4).

Reconciliation from segment result to earnings before income tax

		Year ended 30 June
(Dollars in millions)	notes	2011 Audited NZ$	2010 Audited NZ$

Segment result		1,749	1,736
Net result of Corporate revenue and expenses		47	28
Other gains not allocated to segments	4	23	—
Other expenses	4	(71)	—
Depreciation		(733)	(757)
Amortisation		(294)	(275)
Finance income		15	22
Finance expense		(203)	(202)
Asset impairments not allocated for segmental reporting	11	(257)	—
Share of associates’ profits		1	1

Earnings before income tax		277	553

NOTE 3	OTHER OPERATING REVENUE

	Six months ended		Year ended
	30 June		30 June
(Dollars in millions)	2011 Unaudited NZ$	2010 Unaudited NZ$	2011 Audited NZ$	2010 Audited NZ$

Other operating revenue
Dividends	32	21	71	66
Equipment	6	11	18	36
Miscellaneous other	42	57	90	113

	80	89	179	215

Dividend income includes dividends received from Southern Cross Cables Holdings Limited, a related party by way of Telecom’s 50% shareholding in the company.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements (continued)

NOTE 4	OTHER GAINS & OTHER EXPENSES

	Six months ended 30 June		Year ended 30 June
(Dollars in millions)	2011 Unaudited NZ$	2010 Unaudited NZ$	2011 Audited NZ$	2010 Audited NZ$

Other gains
Gain on sale of business	5	—	23	—
Various resolutions and settlements with supplier	8	27	22	27

	13	27	45	27

Other expenses
Costs relating to UFB process	17	—	29	—
Natural disaster costs	38	—	42	—

	55	—	71	—

In the six months ended 30 June 2011, other gains of $13 million represented:

•	$5 million (A$4 million) gain on the sale of Yahoo!Xtra Limited in April 2011; and

•	$8 million relating to a resolution and settlement reached with a supplier.

In the year ended 30 June 2011, other gains of $45 million represented:

•	$18 million (A$15 million) gain on the sale of AAPT’s consumer division to iiNet Limited for $76 million (A$60 million) in September 2010; and

•	$5 million (A$4 million) gain on the sale of Yahoo!Xtra Limited in April 2011; and

•	$22 million relating to a resolution and settlement reached with a supplier.

In the year ended 30 June 2010, other gains of $27 million represented various resolutions and settlements reached with a supplier.

Telecom also sold its investments in Macquarie Telecom Group Limited and iiNet Limited for cash of $100 million (A$80 million). This has no impact on the condensed consolidated income statement due to the movements in fair value of these investments (including the difference between sales proceeds and carrying value) being recognised directly in equity in accordance with IFRS 9.

In the six months ended 30 June 2011, other expenses of $55 million represented:

•	$17 million of costs incurred in relation to Telecom’s proposal for the Government’s UFB initiative and process; and

•	$38 million of costs recognised in relation to the Canterbury earthquakes.

In the year ended 30 June 2011, other expenses of $71 million represented:

•	$29 million of costs incurred in relation to Telecom’s proposal for, and involvement with, the Government’s UFB initiative and process; and

•

$42 million of costs recognised in relation to the Canterbury earthquakes, comprised of incremental operational costs incurred, customer credits and asset impairments. Parts of these costs were covered by Telecom’s reinsurance arrangements. However, no receivable from Telecom’s reinsurers has been able to be recognised in the year ended 30 June 2011, due to these proceeds not yet being virtually certain.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements (continued)

NOTE 5	OTHER OPERATING EXPENSES

	Six months ended 30 June		Year ended 30 June
(Dollars in millions)	2011 Unaudited NZ$	2010 Unaudited NZ$	2011 Audited NZ$	2010 Audited NZ$

Provisioning	22	20	42	40
Network support	42	34	89	81
Maintenance and other direct costs	94	86	181	168
Mobile acquisitions, upgrades and dealer commissions	118	127	244	295
Procurement and IT services	173	152	337	292
Broadband, internet and other	35	51	78	93
Computer costs	61	96	162	200
Advertising, promotions and communications	27	37	69	99
Accommodation costs	79	77	152	146
Outsourcing	10	16	22	36
Travel	7	11	20	24
Bad debts	8	10	18	17
Other expenses	33	91	81	166

	709	808	1,495	1,657

NOTE 6	DIVIDENDS AND EQUITY

Shares Issued in Lieu of Dividends

In respect of the year ended 30 June 2011, 3,388,197 shares with a total value of $7 million were issued in lieu of a cash dividend (year ended 30 June 2010: 55,196,482 shares with a total value of $128 million).

Dividends paid

The following dividends have been paid in the year ended 30 June 2011:

Approval date (Dollars in millions)	Dividends per share cents	Total paid NZ$

19 August 2010	6.0	115
4 November 2010	3.5	67
4 November 2010 (supplementary)	0.6	10
10 February 2011	3.5	67
10 February 2011 (supplementary)	0.6	9
5 May 2011	3.5	68
5 May 2011 (supplementary)	0.6	9

		345

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements (continued)

NOTE 6	DIVIDENDS AND EQUITY (continued)

Declaration of dividend

On 18 August 2011, the Board of Directors approved the payment of a fourth quarter dividend of $144 million, representing 7.5 cents per share, and a special dividend of $38 million, representing 2.0 cents per share. The dividends have been fully imputed (at a ratio of 28/72) in line with the corporate income tax rate. In addition, supplementary dividends totalling approximately $19 million and $5 million respectively will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 2007, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

NOTE 7	RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Year ended 30 June
(Dollars in millions)	2011 Audited NZ$	2010 Audited NZ$
Net earnings for the period	166	382
Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortisation	1,027	1,032
Bad and doubtful accounts	21	22
Increase / (decrease) in deferred income tax liability	(46)	104
Share of associates’ (profits) / losses	(1)	(1)
Asset impairments	257	—
Other	(8)	(8)
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
Decrease / (increase) in accounts receivable and related items	(27)	56
Decrease / (increase) in inventories	1	36
Decrease / (increase) in current taxation	30	67
Increase / (decrease) in accounts payable and related items	(71)	71

Net cash flows from operating activities	1,349	1,761

NOTE 8	CONTINGENCIES & COMMITMENTS

For further historic detail on the specific matters referred to below, please refer to Telecom’s 2010 Annual Report, as well as the previously published versions of the condensed consolidated financial statements, all of which are available online at: http://investor.telecom.co.nz

New Zealand Commerce Act Litigation

The proceeding brought by the Commerce Commission under section 36 of the Commerce Act in relation to Telecom’s implementation and maintenance of high speed data transmission service pricing remains active. In September 2010, Telecom filed its proposed evidence on data revenue for the penalty hearing in the High Court, and the Commerce Commission subsequently advised that it does not object to that evidence. The penalty hearing took place in December 2010, and a reserve judgment was delivered on 19 April 2011 ordering that Telecom pay a pecuniary penalty of $12 million. Telecom has paid this penalty but has also appealed the penalty judgment to the Court of Appeal. The liability and penalty appeal hearing has been set down for 26 September 2011 to 4 October 2011.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements (continued)

NOTE 8	CONTINGENCIES & COMMITMENTS (continued)

The proceeding commenced by the Commerce Commission in relation to Telecom’s introduction of the 0867 service under section 36 of the Commerce Act was concluded with the delivery of the Supreme Court judgment on 1 September 2010, following a hearing in June 2010. The Supreme Court dismissed the Commerce Commission’s appeal from the lower Courts’ finding that Telecom had not breached section 36, and ordered the Commerce Commission to pay Telecom costs of $50,000 in the Supreme Court. Telecom is seeking to resolve its claim for High Court costs with the Commerce Commission.

Telecommunications Act Litigation

On 2 August 2011 Telecom and Vodafone announced that they had entered a full and final settlement of the various proceedings that they had initiated in relation to the Commerce Commission’s TSO determinations for FY04, FY05, FY06, FY07 and FY08. The terms of the settlement are confidential to the parties. The settlement followed the Supreme Court hearing in February 2011 of Telecom’s and Vodafone’s appeals in respect of the determinations for FY04, FY05, and FY06. Telecom and Vodafone have advised the Commerce Commission and the Supreme Court of the settlement and now await the Commerce Commission’s advice on whether the Commerce Commission wishes to proceed with its appeal, and the Supreme Court’s decision on whether it will deliver a judgment in relation to the Commerce Commission’s appeal (the Court has already indicated that it is unlikely to issue a judgment in respect of the Telecom and Vodafone appeals). Once the Supreme Court’s decision and the Commerce Commission’s position are known, Telecom will determine how to deal with any residual issues arising from the High Court’s decision directing that the Commerce Commission re-determine the FY05 and FY06 determinations and the FY09 and FY10 determinations which are pending, awaiting the outcome of the Supreme Court proceedings.

In October 2010 the Commerce Commission announced the commencement of an investigation into Telecom’s alleged breach of the Operational Separation Undertakings (the obligation not to discriminate) in respect of Chorus’ provision of Sub Loop Extension Services (‘SLES’) and Telecom Wholesale’s failure to provide Unbundled Bitstream Access (‘UBA’) with Sub Loop Unbundling (‘SLU’) and SLES. On 26 May 2011, the Commerce Commission announced that it had decided to issue enforcement proceedings alleging that Telecom is likely to have discriminated in breach of the Operational Separation Undertakings by failing to provide other telecommunications service providers with UBA in conjunction with SLES, when it provided an equivalent service to its own retail business. Any enforcement proceedings could include the Commerce Commission seeking compensation on behalf of other service providers. On 19 July 2011, CallPlus Limited and Kordia Limited lodged claims with Telecom (based on contract, estoppel and the Fair Trading Act) in relation to the same matter, although they have not commenced proceedings. The quantum of the claims is stated to be $65 million and $74 million respectively, but the claims would overlap with any service provider compensation that may be included in enforcement proceedings issued by the Commerce Commission.

Other litigation and investigations

The proceeding brought by Asia Pacific Telecommunications Limited (‘APT’) was settled in April 2011. The terms of the settlement are confidential to the parties. As a result of the settlement APT has discontinued its proceedings against Telecom.

Under New Zealand law and Inland Revenue Department (‘IRD’) practice, tax positions taken by Telecom remain subject to review and possible adjustment by the IRD, generally for a period of four years from the end of the tax year or return period in which the relevant tax return was provided. The IRD has reviewed Telecom’s tax position with reference to interest income earned by Telecom subsidiaries tax resident outside of New Zealand. The IRD has taken the position (in a Notice of Proposed Adjustment (‘NOPA’) issued on 11 August 2011 in respect of the 2008 income year) that the income in question should be taxed as if it had been earned by a New Zealand tax resident. Telecom will be responding to the IRD NOPA by challenging the IRD position. If Telecom’s position is not accepted by the IRD, amended assessments will be issued by the IRD, in which case it will be necessary for Telecom to bring proceedings before the Court seeking to have the amended assessments set aside. The amount of the tax liability contended for in the NOPA is around $23 million plus penalties of approximately $11 million. If the IRD is correct, Telecom would also be liable to use of money interest.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements (continued)

NOTE 8	CONTINGENCIES & COMMITMENTS (continued)

Effect of outstanding claims

Telecom has other ongoing claims, investigations and inquiries, none of which it currently believes are expected to have significant effect on the financial position or profitability of Telecom.

Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing outstanding claims or inquiries are ultimately resolved against Telecom’s interests. There can be no assurance that such litigation or inquiries will not have a significant effect on Telecom’s business, financial condition, position, results of operations or profitability.

Operating commitments

At 30 June 2011, capital expenditure amounting to $81 million (30 June 2010: $163 million) had been committed under contractual arrangements, with substantially all payments due within one year. The capital expenditure commitments principally relate to telecommunications network equipment.

At 30 June 2011, Telecom had other supplier commitments of $87 million, $105 million and $126 million for the years ending 30 June 2012, 2013 and 2014 respectively.

Collateral requirements

Telecom is required to post collateral to support the value of certain derivatives. As at 30 June 2011, US$91 million (NZ$110 million) of collateral was posted (30 June 2010: NZ$21 million) and is restricted in use by Telecom as collateral. In the event of a downgrade of Telecom’s credit rating to either Baa1 (Moody’s Investors Service), or BBB+ (Standard & Poor’s) US$65 million of additional collateral would be required to be posted.

NOTE 9	SIGNIFICANT EVENTS AFTER BALANCE DATE

On 8 June 2011, Telecom announced the sale of Gen-i’s Software Solutions business to Infosys for $5 million with the transaction completing in July 2011. The Software Solutions business had revenue of approximately $13 million for the year ended 30 June 2011.

As described in Note 6, Telecom has declared a dividend in respect of the three months ended 30 June 2011.

NOTE 10	TAXATION

The tax charge for the year ended 30 June 2011 of $111 million was $60 million lower than the tax charge of $171 million for the year ended 30 June 2010 and was primarily due to:

•	an $83 million decrease in the current year tax charge as a result of the tax effect of lower earnings before income tax;

•	an $18 million increase in the current year tax charge due to a reduction in the value of certain tax credits following changes in tax legislation in the year ended 30 June 2011.

•	a $43 million reduction in tax charge in the prior year when these credits were recognised following the abolition of the conduit relief regime;

•

a $38 million increase in tax charge in the prior year as a result of tax changes following the Taxation (Budget Measures) Act 2010 (being a $56 million increase relating to the future removal of tax depreciation on certain buildings partially offset by an $18 million decrease from the future reduction in the New Zealand company tax rate from 30% to 28%); and

•

a number of offsetting other items including fewer Australian tax losses which do not give rise to a tax impact, a greater number of expenses that are not deductible for tax and the impact of Southern Cross dividends not subject to tax.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements (continued)

NOTE 10	TAXATION (continued)

The tax charge of $24 million for the six months ended 30 June 2011 was $113 million less than the charge of $137 million in the six months ended 30 June 2010. This is primarily due to a decrease in profit before tax in the current period, the Taxation (Budget Measures) Act 2011 and a greater number of expenses that are not deductible for tax which affected the six months ended 30 June 2010 as mentioned above.

NOTE 11	ASSET IMPAIRMENTS

	Six months ended 30 June		Year ended 30 June
(Dollars in millions)	2011 Unaudited NZ$	2010 Unaudited NZ$	2011 Audited NZ$	2010 Audited NZ$

Impairment of telecommunications equipment	63	—	63	—
Impairment of software	194	—	194	—

	257	—	257	—

In the year ended 30 June 2011 there were non-cash impairment charges totalling $257 million resulting in the write-off of the carrying value of certain property, plant and equipment and intangible assets as presented above.

These impairments arose following Telecom’s assessment of the Government’s May 2011 announcement of the selection of parties for the FTTP UFB programme and the subsequent passing of the Telecommunications Amendment Act in June 2011, which seeks to ultimately move the New Zealand industry from a regulated copper path to a new fibre future. Management concluded that it was appropriate to impair certain assets that are expected to be stranded as a result of this longer-term change. Furthermore, regarding the commitment to Variation Four outcomes for Telecom Wholesale’s FMO programme, management determined that the changes arising from Telecom’s proposals relating to Variation Four have resulted in certain Wholesale regulatory assets also being impaired.

Certain material assets from the following programmes were assessed as being impaired at 30 June 2011:

•

FNT – a regulatory programme to replace traditional PSTN voice with a VoIP service over copper broadband, which is no longer appropriate in a fibre-oriented world and is not expected to be launched to market.

•

Retail NGT Stage 1 – Telecom’s Retail NGT programme related to the delivery of a new customer relationship management and billing capability system. The stage 1 systems and processes were intended to allow customers to utilise the Primary Line VoIP service and were delivered by FNT. This is now not expected to be launched.

•	Wholesale FMO assets – based on Telecom’s expectation that the service improvement programme proposal under Variation Four will proceed, certain regulatory assets are now considered stranded.

Other than these impaired assets, which were fully written off, the remaining assets in these programmes have been identified for ongoing use, or reuse, by Telecom within the business. No other assets have been identified as being impaired in the year ended 30 June 2011.

No impairment arose as a result of the impairment review for the year ended 30 June 2010.

Results for the year ended 30 June 2011 19 August 2011

‘Telecom delivers strong adjusted EBITDA and free cash flow’

Adjusted results¹	Year ended 30 June			Six months ended 30 June
	2011 $m	2010 $m	Change %	2011 $m	2010 $m	Change %
Adjusted operating revenue and other gains	5,104	5,271	(3.2)	2,521	2,600	(3.0)
Adjusted EBITDA	1,801	1,764	2.1	933	892	4.6
Depreciation and amortisation expense	1,027	1,032	(0.5)	497	522	(4.8)
Adjusted earnings before tax	587	553	6.1	337	276	22.1
Adjusted net earnings	388	382	1.6	230	139	65.5
Adjusted diluted EPS (cents)	20	20	—	12	7	71.4
Adjusted free cash flow	887	581	52.7	499	209	NM
Capital expenditure	914	1,183	(22.7)	434	683	(36.5)

[1]	This information is used throughout this commentary and is presented to indicate the underlying operating performance of the Group.

Key messages:

•	Telecom chosen as the Government’s cornerstone UFB participant in 24 regions of the 33 regions and selected as a co-participant for RBI;

•	Adjusted EBITDA up 2.1%, with cost reduction initiatives offsetting a $46 million adverse impact on EBITDA relating to the replacement of TSO revenue with the new Telecommunications Development Levy;

•	Q4 FY11 dividend declared of 7.5 cents per share, plus a special dividend of 2.0 cents per share, both fully imputed, bringing the total dividend for the year to 20.0 cents;

•	FY11 capital expenditure of $914 million significantly lower than initial guidance at the start of the year;

•	Adjusted free cash flow improved by $306 million when compared to FY10;

•	Asset impairments of certain copper-based regulatory assets of $257 million recognised due to the recent changes in the New Zealand telecommunications industry and its structure;

•	Year on year tax charge impacted by asset impairments and changes in tax legislation impacting both FY11 and FY10;

•	FTTN remains on track with 579 new fibre-fed cabinets rolled out by Chorus during H2 FY11; and

•	All enforceable operational separation undertakings commitments delivered.

Statutory results	Year ended 30 June			Six months ended 30 June
	2011 $m	2010 $m	Change %	2011 $m	2010 $m	Change %
Operating revenue and other gains	5,122	5,271	(2.8)	2,521	2,600	(3.0)
EBITDA	1,491	1,764	(15.5)	621	892	(30.4)
Depreciation and amortisation expense	1,027	1,032	(0.5)	497	522	(4.8)
Earnings before tax	277	553	(49.9)	25	276	(90.9)
Net earnings	166	382	(56.5)	1	139	(99.3)
Diluted EPS (cents)	9	20	(55.0)	—	7	NM

Telecom’s Chief Executive, Paul Reynolds, said ‘These results represent a strong operating performance in an increasingly competitive environment. We are pleased to be able to reflect this in a fully-imputed Q4 dividend of 7.5 cents per share, along with an additional fully-imputed special dividend of a further 2 cents per share, bringing the total dividend for the year to 20 cents per share.

At the start of 2011, Telecom updated its strategy to reflect New Zealand’s challenging and competitive operating environment, create a leaner and more effective operating model, prepare for a fibre future, and ensure an intense focus on FCF through management of capital and operating costs.

The result of this strategy, known as Vision 2013, is that we have delivered a wide range of positive outcomes, underpinned by the simplified and more effective operating model. Not only has simplification delivered cost savings, it has also improved customer satisfaction across the board through improvements to processes, rationalisation of platforms and reduction in errors and rework.

Customers have benefited from lower prices overall and better performing products.

The second half of FY11 also saw Chorus win 70% of ultra-fast broadband (‘UFB’) regions, along with being selected, in partnership with Vodafone, as the Crown’s partner for the Rural Broadband Initiative (‘RBI’).

The work to demerge Chorus by the end of the calendar year continues apace, with more information to be made available to shareholders shortly.

The combination of the successful delivery of the first year of the Vision 2013 strategy, along with Chorus being named as the Crown’s partner for UFB and RBI, marks a successful six months for Telecom.

We are well prepared for the fibre future and the imminent changes to industry structure.’

Group income statement

A breakdown of the Group’s income statement for the period ended 30 June 2011 and the prior comparative period is provided in the table below.

	Year ended 30 June			Six months ended 30 June
	2011 $m	2010 $m	Change %	2011 $m	2010 $m	Change %

Operating revenues and other gains
Local service	981	1,026	(4.4)	482	510	(5.5)
Calling	928	1,003	(7.5)	449	485	(7.4)
Interconnection	195	178	9.6	95	95	—
Mobile	825	826	(0.1)	420	400	5.0
Data	592	638	(7.2)	293	314	(6.7)
Broadband and internet	581	594	(2.2)	291	297	(2.0)
IT services	561	486	15.4	287	252	13.9
Resale	235	278	(15.5)	111	131	(15.3)
Other operating revenue	179	215	(16.7)	80	89	(10.1)
Other gains	45	27	66.7	13	27	(51.9)

	5,122	5,271	(2.8)	2,521	2,600	(3.0)

Operating expenses
Labour	869	893	(2.7)	430	436	(1.4)
Intercarrier costs	939	957	(1.9)	449	464	(3.2)
Asset impairments	257	—	NM	257	—	NM
Other operating expenses	1,495	1,657	(9.8)	709	808	(12.3)
Other expenses	71	—	NM	55	—	NM

	3,631	3,507	3.5	1,900	1,708	11.2

EBITDA	1,491	1,764	(15.5)	621	892	(30.4)

Depreciation	733	757	(3.2)	344	381	(9.7)
Amortisation	294	275	6.9	153	141	8.5

Depreciation and amortisation	1,027	1,032	(0.5)	497	522	(4.8)

Earnings before interest and tax	464	732	(36.6)	124	370	(66.5)
Net finance expense	(188)	(180)	4.4	(99)	(95)	4.2
Share of associates’ profits/(losses)	1	1	—	—	1	NM

Earnings before tax	277	553	(49.9)	25	276	(90.9)
Income tax expense	(111)	(171)	(35.1)	(24)	(137)	(82.5)

Net earnings	166	382	(56.5)	1	139	(99.3)

•

Operating revenue and other gains of $5,122 million in FY11 reduced by $149 million, or 2.8%, and by $79 million in H2 FY11 when compared to the prior comparative periods. The increases in interconnection revenues (mainly in mobile and SMS traffic) and IT services (due to strong managed services revenues in Gen-i) were more than offset by other revenue declines, which were compounded by the FY11 sale of the AAPT Consumer division. Resale revenues continued to fall due to AAPT’s disposal of its Consumer division, as well as its continued managed reduction of lower margin customers. Overall calling and local service revenues continued to reduce. Data revenue decreased due to the competitive environment, changes in technology and increased price pressures driving Gen-i’s customers to lower cost options in FY11. Mobile revenues in FY11 were relatively consistent with FY10, as increased revenues in New Zealand were offset by reductions in AAPT due to the sale of its Consumer division. Mobile revenues were $20 million higher in H2 FY11 when compared to the prior comparative period primarily due to increases in mobile data revenue in New Zealand. During FY11 Telecom saw growth in high-ARPU smartphone users, as they took advantage of the performance capabilities of what we consider to be New Zealand’s best mobile network. Broadband and internet revenue increases in New Zealand, where Retail and Wholesale & International customer connections continued to grow, were more than offset by declines arising from the AAPT Consumer division sale. Other operating revenue was also affected by the loss of TSO revenue due to regulatory changes.

•

The Consumer division of AAPT’s operations was sold to iiNet for A$60 million. This sale resulted in a gain of NZ$18 million, which has been presented as an adjusting item. A further $27 million, not relating to AAPT, was also recognised in other gains, of which $22 million related to a settlement reached with a supplier and $5 million arose on the sale of Telecom’s investment in Yahoo!Xtra.

•	Telecom’s investments in Macquarie Telecom and iiNet were also sold in FY11 for cash proceeds of NZ$100 million; however this did not materially impact earnings.

•

The decline in operating revenues was more than offset by reductions in operating expenses (excluding asset impairments and other expenses), which fell by $204 million, or 5.8%, to $3,303 million in FY11 and by $120 million, or 7.0%, to $1,588 million in H2 FY11. For FY11, reduced labour costs were a result of continued cost and headcount reduction initiatives, partially offset by the in-sourcing of functions from Hewlett Packard. Lower intercarrier costs were due to AAPT’s focus on higher margin data and internet sales combined with the favourable foreign exchange impact of the strong NZD on USD denominated costs, partially offset by International trading in more expensive destinations. The key drivers of the $162 million decrease in other operating expenses were a reduction in mobile cost of sales, due to a reduced volume of handset sales relative to last year’s launch of the XT network, lower advertising expenditure, ongoing cost out initiatives, the in-sourcing of functions noted above and the effects of favourable foreign exchange rates. These declines were partially offset by higher IT services costs of sales as a result of increased customer demand, together with the cost of the new Telecommunications Development Levy (‘TDL’) due to regulatory changes.

•

The FY11 impairment charges of $257 million arose following Telecom’s assessment of the impact of the Government’s May 2011 announcement of the selection of parties for the FTTP UFB programme and the subsequent passing of the Telecommunications Amendment Act in June 2011, which seeks to ultimately move the New Zealand industry from a regulated copper path to a new fibre future. As a result, certain Retail NGT stage 1 and FNT programme assets, which are no longer expected to be launched to market as a result of the move to a fibre-oriented world, have been assessed as being stranded. Furthermore, certain Wholesale FMO assets are considered stranded based on Telecom expecting an exemption under Variation Four of the Undertakings. All remaining assets in these programmes have been identified for ongoing use, or reuse, within the business.

•

Other expenses of $71 million in FY11 comprised $29 million of costs in relation to Telecom’s UFB proposal and $42 million in relation to the Canterbury earthquakes. These are treated as adjusting items as detailed below.

•

Regulatory reform in New Zealand has led to the removal of the annual TSO contribution, previously received as compensation for the cost of providing TSO services to uneconomic customers, and the implementation of the TDL to be paid by telecommunications carriers, which applied from 1 July 2010. This reduction in revenue and increase in operating costs has led to a reduction in EBITDA of $46 million in FY11 and $19 million in H2 FY11 when compared to prior comparative periods.

•

The FY11 combined depreciation and amortisation charges decreased by $5 million to $1,027 million. $59 million of the decrease from FY10 was due to the sale of AAPT’s Consumer division assets in September 2010 and reduced depreciation on the CDMA network which is now fully depreciated, partially offset by the effect of an increased asset base.

•	The net finance expense in FY11 of $188 million was $8 million higher than in FY10 primarily due to use of money interest income recognised in the prior comparative period.

•

The FY11 tax expense of $111 million was $60 million lower than the tax expense recognised in FY10 while the H2 FY11 tax expense of $24 million was $113 million lower than the $137 million in H2 FY10. The full year movement is principally due to:

•	an $83 million decrease in the tax charge in FY11 as a result of the tax effect of lower earnings before income tax; and

•	a number of changes in New Zealand tax legislation being:

•

a $43 million reduction in the prior year tax charge following the abolition of the conduit relief regime in H1 FY10 which resulted in the recognition of certain tax credits arising from tax paid in New Zealand and overseas in respect of offshore companies;

•

an $18 million increase in the tax charge in FY11 following the passing of the Taxation (Annual Rates, Trans-Tasman Savings Portability, KiwiSaver, and Remedial Matters) Act in H1 FY11 which resulted in some of the FY10 recognised tax credits having to be written down; and

•

a $38 million increased tax charge in H2 FY10 following enactment of the Taxation (Budget Measures) Act 2010 (being a $56 million increase relating to the future removal of tax depreciation on certain buildings partially offset by an $18 million decrease from the future reduction in the New Zealand company tax rate from 30% to 28%).

•

a number of offsetting other items including fewer Australian tax losses which do not give rise to a tax impact, a greater number of expenses that are not deductible for tax and the impact of Southern Cross dividends not subject to tax.

•	Net earnings after tax of $166 million in FY11 were 56.5% lower than the $382 million in FY10 due primarily to the asset impairments referred to above.

Adjusting items and results

We use the terms ‘adjusted operating revenue’, ‘adjusted EBITDA’, ‘adjusted net earnings’ and ‘adjusted free cash flow’ to refer to such measures that reflect adjustments to our results to eliminate the effects of significant one-off gains, expenses and impairments. These are non-GAAP financial measures and are not prepared in accordance with IFRS. Management uses adjusted information to measure the underlying trends of the business and monitor performance. We believe that these adjusted financial measures give a helpful view of our results and facilitate comparisons from period to period in light of disposals and other one-off items. Our adjusted results should not be viewed in isolation or regarded as a replacement for corresponding IFRS measures, and we also note that these adjusted measures as defined or presented by us may not be comparable to similarly titled measures reported by other companies.

During FY11, there were five adjusting items, which were as follows:

•	The Consumer division of AAPT’s operations was sold to iiNet for A$60 million. This sale resulted in a gain of NZ$18 million;

•	Costs of $29 million were incurred in relation to Telecom’s UFB proposal;

•

One-off costs of $42 million were recognised in relation to the Canterbury earthquakes, comprised of incremental operational costs incurred, customer credits and asset impairments. At 30 June 2011 Telecom was not able to recognise the benefit of its insurance proceeds arising from the earthquakes as Telecom’s claim is still being assessed;

•	$257 million of asset impairment charges on copper-based regulatory assets due to the combined effect of the move to a fibre-oriented world and regulatory developments; and

•	$88 million of related tax effects on the above adjustments.

There were no adjusting items during FY10.

A reconciliation of reported net earnings to adjusted net earnings is shown in the table below.

	Year ended 30 June			Six months ended 30 June
	2011	2010	Change	2011	2010	Change
	$m	$m	%	$m	$m	%

Reported net earnings	166	382	(56.5)	1	139	(99.3)
Adjusted for:
Gain on sale of AAPT consumer division	(18)	—	NM	—	—	NM
UFB costs	29	—	NM	17	—	NM
Natural disaster costs	42	—	NM	38	—	NM
Asset impairments	257	—	NM	257	—	NM
Related tax effects	(88)	—	NM	(83)	—	NM

Adjusted net earnings	388	382	1.6	230	139	65.5

An analysis of Telecom’s adjusted results is set out below:

	Year ended 30 June			Six months ended 30 June
	2011	2010	Change	2011	2010	Change
	NZ$m	NZ$m	%	NZ$m	NZ$m	%

Adjusted operating revenue and other gains

Chorus	1,101	1,050	4.9	563	528	6.6
Wholesale & International	1,340	1,292	3.7	679	644	5.4
Retail	2,015	2,076	(2.9)	1,003	1,027	(2.3)
Gen-i	1,422	1,449	(1.9)	708	727	(2.6)
AAPT	900	1,109	(18.8)	421	539	(21.9)
T&SS	589	603	(2.3)	284	297	(4.4)
Corporate	209	199	5.0	103	86	19.8
Eliminations	(2,472)	(2,507)	(1.4)	(1,240)	(1,248)	(0.6)

Adjusted operating revenue and other gains	5,104	5,271	(3.2)	2,521	2,600	(3.0)

Adjusted EBITDA

Chorus	806	767	5.1	415	382	8.6
Wholesale & International	119	206	(42.2)	73	97	(24.7)
Retail	493	406	21.4	253	230	10.0
Gen-i	237	223	6.3	132	124	6.5
AAPT	90	136	(33.8)	42	69	(39.1)
T&SS	4	(2)	NM	4	(2)	NM
Corporate	52	28	85.7	14	(8)	NM

Adjusted EBITDA	1,801	1,764	2.1	933	892	4.6

Adjusted operating revenue and other gains	5,104	5,271	(3.2)	2,521	2,600	(3.0)
Adjusted EBITDA	1,801	1,764	2.1	933	892	4.6
Adjusted net earnings	388	382	1.6	230	139	65.5
Adjusted free cash flow	887	581	52.7	499	209	NM

•

Adjusted operating revenue and other gains declined by 3.2% to $5,104 million in FY11 when compared to FY10. The explanation of the year on year decline is as described above; however adjusted revenue excludes the NZ$18 million gain on sale of AAPT’s Consumer division.

•

Adjusted EBITDA increased by 2.1% despite the impact from the removal of the TSO contribution and implementation of the TDL, and a 3.2% decrease in adjusted operating revenues and other gains. The FY11 improvement in adjusted EBITDA highlights some of management’s initiatives and calls to action to simplify and remove cost to achieve earnings growth.

•

Adjusted net earnings of $388 million in FY11 improved by 1.6% when compared to FY10. This reflected the improvement in adjusted EBITDA, a reduction in depreciation and amortisation expenses and changes in tax legislation in both years impacting tax expense.

•

Telecom’s adjusted free cash flow (defined as adjusted EBITDA less capital expenditure) in FY11 of $887 million increased by $306 million, or 52.7%, when compared to FY10. The FY11 increase was attributable to a reduction in capital expenditure of $269 million over the comparative period, while adjusted EBITDA increased by $37 million.

Review of operations

Telecom’s business units currently comprise Chorus, Wholesale & International, Retail, Gen-i, and AAPT and they are supported by a technology and shared services unit (‘T&SS’). In addition to these operating segments, the results of which are reported to Telecom’s CEO, there is also a product business unit and a corporate centre.

The results by business unit incorporate internal trading as required by the Undertakings. These trades predominately relate to regulated services, as provided by Chorus and Wholesale. Field services that support the provision of regulated services, as stipulated in the Undertakings, are also sold internally by Chorus.

Telecom’s results are reported on a fully allocated basis, where ‘Full Cost Apportionment’ (‘FCA’) aims to match costs with revenues and has resulted in a portion of internal trades that allocate substantially all the costs from T&SS and certain Corporate costs to customer facing business units, as well as a number of external interconnection revenues and costs currently recognised in Wholesale being allocated to other business units.

In addition to the operational separation trades and FCA, Wholesale & International derive internal revenue from the provision and supply of international data circuits, the supply of international internet services, and the termination of international voice traffic offshore.

All internal transactions are eliminated on consolidation.

The business unit results exclude significant one-off gains, expenses and impairments. These items are excluded from the business unit results to enable an analysis of the underlying earnings when the financial results are presented to Telecom’s CEO.

Certain comparative numbers have been restated to reflect changes to Telecom’s internal trading arrangements and certain other comparative information has also been reclassified to conform with the current period’s presentation. There is no change to the overall Group reported result.

During FY11 Telecom launched a strategic programme called Vision 2013, being a call to action for the business in recognising a tougher operating environment and a need for increased initiatives in operating excellence, cost reduction and capital intensity.

In April 2011, Telecom announced the establishment of a product business unit. Using Telecom’s strategy, the product business unit will assess product/service portfolios, including whether to exit non-core services, outsourcing activities to strategic partners better able to compete (eg, non-telecommunication retailers in price-sensitive segments) and acquiring capabilities to participate in new markets, through strategic alliances or partnerships.

Chorus

Chorus operates New Zealand’s largest local telecommunications access network. A range of telecommunications companies use this network to deliver phone, data and broadband services to New Zealanders.

Chorus builds and maintains the telecommunications network, as well as installing and repairing phone, data and broadband connections.

In addition to deploying Telecom’s FTTN programme to extend the fibre network and enable the delivery of high-speed broadband to New Zealand, Chorus is also responsible for the unbundling of exchanges and cabinets, the selling of UCLL lines and the provision of backhaul and co-location services to telecommunications providers. Chorus also provides a range of field and building services.

Subject to the proposed demerger Telecom will participate in the Government’s UFB initiative, with Telecom awarded 24 of the 33 UFB regions, covering approximately 70% of the total UFB coverage area. This programme of work will see Chorus deploy fibre to homes, businesses, schools, hospitals and health service providers within the allocated candidate areas with deployment expected to commence in FY12 and continue through to FY20.

Telecom has also been successful in the tender for involvement in the Government’s RBI scheme which will also see significant fibre deployment by Chorus in rural areas over the next six years.

Chorus also earns internal revenue through the provision of copper and fibre access, co-location, field services and backhaul to other business units.

	Year ended 30 June			Six months ended 30 June
	2011	2010	Change	2011	2010	Change
	$m	$m	%	$m	$m	%

Operating revenues
Local service	26	22	18.2	14	13	7.7
Other operating revenue	30	22	36.4	17	8	NM
Internal revenue	1,045	1,006	3.9	532	507	4.9

	1,101	1,050	4.9	563	528	6.6

Operating expenses
Labour	24	21	14.3	12	11	9.1
Other operating expenses	228	218	4.6	117	111	5.4
Internal expenses	43	44	(2.3)	19	24	(20.8)

	295	283	4.2	148	146	1.4

EBITDA	806	767	5.1	415	382	8.6

FTE - Permanent	262	231	13.4
FTE - Contractors	13	17	(23.5)

FTE - Total	275	248	10.9

Operating revenues

Operating revenues increased by 4.9% to $1,101 million in FY11 when compared to the prior comparative period, due to growth across all revenue lines presented above including local service, other operating revenues and internal revenues.

Total access lines at 30 June 2011 were 1.799 million compared to 1.783 million at 30 June 2010 reflecting the impact of customer growth and relatively low levels of fixed to mobile substitution which to date has remained modest. Total external UCLL access lines at 30 June 2011 were 93,000 compared to 67,000 at 30 June 2010.

At 30 June 2011 Chorus had unbundled 123 exchanges and eight external customers were consuming UCLL-based services (30 June 2010: 77 and seven respectively).

Chorus’ local service revenue of $26 million in FY11 improved by $4 million when compared to FY10. Local service revenue includes UCLL and field service revenues relating to the provision of access infrastructure in new subdivisions. UCLL and subdivision revenues increased in FY11 when compared to FY10 due to increased customer demand.

Other operating revenue increased by $8 million in FY11 when compared to FY10 due to increases in UCLL co-location, UCLL installations and copper cable recoveries.

Chorus’ internal revenue increased by $39 million to $1,045 million in FY11. Revenue continued to grow in co-location and backhaul revenues, largely driven by additional FTTN cabinets being rolled-out. Revenue from internal access lines has remained flat as the loss in Retail lines has been offset by growth in Wholesale lines. Field services revenues grew due to higher customer provisioning and maintenance activities.

Operating expenses

Operating expenses increased by $12 million to $295 million in FY11 and by $2 million in H2 FY11 when compared to FY10 and H2 FY10 respectively.

Labour expenses in FY11 were $3 million higher when compared to FY10, driven by an increase in FTE numbers relating mainly to customer service, quality improvement programmes along with increased support for the UFB and RBI programmes.

Other operating expenses increased by $10 million to $228 million in FY11 and by $6 million to $117 million in H2 FY11 when compared to the prior comparative period. These increases were largely due to higher maintenance and provisioning volumes.

Internal expenses decreased slightly by $1 million in FY11, due to a decrease in allocation of costs from other business units to Chorus.

Chorus’ EBITDA increased by $39 million, or 5.1%, to $806 million in FY11 when compared to FY10. The increase in FY11 was primarily attributed to the increase in total operating revenue, in particular internal revenues, as described above.

Wholesale & International

Wholesale provides broadband, business data, voice and interconnect products and services to telecommunications service providers in New Zealand. These products and services are provided either as inputs that allow Wholesale’s customers to build and deliver their own tailored services or on a resale basis allowing customers to resell the equivalent of retail based services to their own customers. Wholesale also manages Telecom’s internet carriage and transit to and from New Zealand and Australia, over the Southern Cross and SMW3 cables, with a range of peering networks in the USA and Australia, as well as providing data services in North America and Australia.

International provides international voice services to other Telecom business units and to over 100 global customers, serviced through points of presence in North America, Europe and Asia.

	Year ended 30 June			Six months ended 30 June
	2011	2010	Change	2011	2010	Change
	$m	$m	%	$m	$m	%
Operating revenues
Local service	218	192	13.5	111	99	12.1
Calling	262	240	9.2	126	115	9.6
Interconnection	158	139	13.7	78	75	4.0
Mobile	6	10	(40.0)	2	6	(66.7)
Data	109	97	12.4	59	49	20.4
Broadband and internet	95	85	11.8	54	43	25.6
Other operating revenue	25	26	(3.8)	11	13	(15.4)
Internal revenue	467	503	(7.2)	238	244	(2.5)

	1,340	1,292	3.7	679	644	5.4
Operating expenses
Labour	51	55	(7.3)	25	26	(3.8)
Intercarrier costs	433	384	12.8	207	189	9.5
Other operating expenses	45	41	9.8	21	19	10.5
Internal expenses	692	606	14.2	353	313	12.8

	1,221	1,086	12.4	606	547	10.8

EBITDA	119	206	(42.2)	73	97	(24.7)

FTE - Permanent	383	399	(4.0)
FTE - Contractors	9	12	(25.0)

FTE - Total	392	411	(4.6)

Operating revenues

Wholesale & International’s revenues increased by 3.7% to $1,340 million in FY11 and by 5.4% to $679 million in H2 FY11 when compared to the prior comparative periods.

Local service revenues increased by 13.5% to $218 million in FY11 and by 12.1% to $111 million in H2 FY11 mainly reflecting growth in the number of fixed access lines, with connections increasing by 10.7% from 374,000 lines at 30 June 2010 to 414,000 lines at 30 June 2011, combined with a 3% CPI price increase for FY11. FY10 also benefitted from a one-off increase relating to maintenance charges.

Calling revenues increased by 9.2% in FY11 to $262 million primarily as a result of International trading higher value destinations in the Carrier Services market to maintain margin. This was partially offset by the stronger NZ dollar on underlying USD carrier services revenue for International.

Interconnection revenues increased by $19 million, or 13.7%, to $158 million in FY11 and by $3 million to $78 million in H2 FY11 primarily due to an increase in inbound SMS volumes and mobile to mobile traffic. The impact of the mobile termination rate decrease from May 2011 partially offset this increase in traffic volumes in H2 FY11.

Data revenues increased by $12 million to $109 million in FY11 and by $10 million to $59 million in H2 FY11 due mainly to growth with existing customers.

Mobile revenue decreased by $4 million in FY11 to $6 million and by $4 million in H2 FY11 to $2 million when compared to H2 FY10 due mainly to a migration of customers from a CDMA network MVNO to a competitor at the end of FY10.

Broadband and internet revenues increased by $10 million to $95 million in FY11 and by $11 million to $54 million in H2 FY11 mainly as a result of increasing connections. Connections at the end of FY11 of 362,000 were 16.0% higher than the 312,000 connections at the end of FY10. The increase occurring in H2 FY11 relative to H2 FY10 is also attributable to a retrospective Commerce Commission pricing adjustment following the most recent quarterly pricing review.

Internal revenues decreased by $36 million to $467 million in FY11 and by $6 million to $238 million in H2 FY11 due primarily to lower pricing for Wholesale broadband, internet transit, managed data inputs supplied to other Telecom business units and by the mobile termination rate decrease in the final quarter of FY11, impacting termination cost recharges to other Telecom business units. This was partially offset by internal interconnection revenue growth from the allocation of interconnect expenses to other business units, driven by higher traffic volumes.

Operating expenses

Wholesale & International’s operating expenses increased by $135 million to $1,221 million in FY11 and by $59 million to $606 million in H2 FY11 when compared to the prior comparative period.

Labour costs decreased by $4 million in FY11 to $51 million and by $1 million in H2 FY11 to $25 million reflecting lower FTEs and lower project labour costs.

Intercarrier costs increased by $49 million to $433 million in FY11 and by $18 million to $207 million in H2 FY11 due to a combination of International trading in high value but more expensive destinations in the carrier services market and an increase in interconnection outbound SMS volumes, partially offset by the strong NZ dollar on USD interconnection costs.

Internal expenses increased by $86 million to $692 million in FY11 and by $40 million to $353 million in H2 FY11 due to higher Chorus charges reflecting volume growth in Wholesale’s products that utilise Chorus’ inputs, as well as increases in Chorus co-location and backhaul costs associated with a higher number of FTTN cabinets being rolled out. In addition to this, higher interconnect volumes increased the internal cost resulting from allocation of interconnect revenue (despite the mobile termination rate reduction), as well as an increased allocation of costs from other business units.

Wholesale and International’s EBITDA decreased by $87 million, or 42.2%, to $119 million in FY11 when compared to FY10. The decrease relates to the growth in expenses, primarily due to increased internal operating expenses and intercarrier costs, more than offsetting the growth in revenue.

Retail

Retail provides mass market products, services and support to consumer and commercial customers. As a full service provider, Retail provides fixed-line calling and access products, broadband, dial-up and online offerings, mobile voice, SMS / text, content and data services.

	Year ended 30 June			Six months ended 30 June
	2011	2010	Change	2011	2010	Change
	$m	$m	%	$m	$m	%

Operating revenues
Local service	625	678	(7.8)	305	333	(8.4)
Calling	302	328	(7.9)	147	158	(7.0)
Mobile	609	594	2.5	313	286	9.4
Data	19	22	(13.6)	9	11	(18.2)
Broadband and internet	300	289	3.8	150	147	2.0
IT services	11	14	(21.4)	5	8	(37.5)
Other operating revenue	27	22	22.7	13	13	—
Internal revenue	122	116	5.2	61	58	5.2
Other gains	—	13	NM	—	13	NM

	2,015	2,076	(2.9)	1,003	1,027	(2.3)

Operating expenses
Labour	147	162	(9.3)	72	81	(11.1)
Other operating expenses	342	434	(21.2)	157	195	(19.5)
Internal expenses	1,033	1,074	(3.8)	521	521	—

	1,522	1,670	(8.9)	750	797	(5.9)

EBITDA	493	406	21.4	253	230	10.0

FTE - Permanent	1,840	2,197	(16.2)
FTE - Contractors	137	109	25.7

FTE - Total	1,977	2,306	(14.3)

Operating revenues

Retail’s operating revenues and other gains in FY11 of $2,015 million decreased by $61 million, or 2.9%, when compared to FY10. While Retail’s operating revenues and other gains declined by 2.9% in FY11 when compared to FY10, EBITDA increased significantly by $87 million, or 21.4%, to $493 million primarily due to improving direct input costs of fixed data products and continued focus on operating efficiencies.

Local service and calling revenues declined in FY11 by a combined $79 million, or 7.9%, to $927 million when compared to FY10 due to continued customer churn. The rate of the year on year declines in local service and calling revenues improved slightly at 7.9% in FY11 when compared to prior years notwithstanding slightly higher access line churn, which was impacted earlier in FY11 by the withdrawal from market of an uncapped broadband plan. These impacts were partially offset by annual CPI price increases for some local services.

As at 30 June 2011, the number of Telecom Retail access lines was 7.4% lower than 30 June 2010, with local service revenue falling 7.8%. The retail mass market remains competitive given the range of offers by other market participants.

While access and calling revenues declined, broadband and internet revenues increased by $11 million, or 3.8%, to $300 million in FY11 when compared to FY10. Broadband net connection growth in FY11 was limited in the first half due to the withdrawal of uncapped broadband plans noted above, while broadband connection growth regained momentum in the second half with the introduction of additional ‘Total Home’ broadband bundled offers. The Retail broadband customer base at 30 June 2011 increased by 2.1% to 591,000 when compared to 30 June 2010, as customers continue to migrate from dial-up to broadband following the continued attraction of bundled fixed access, calling and broadband offers. Product bundling remains a key strategy for Telecom Retail, providing greater value to customers with multiple product holdings, while delivering overall ARPU growth of the existing base.

Mobile revenues increased by $15 million to $609 million or by 2.5% in FY11 when compared to FY10 notwithstanding increased competition in the New Zealand market. These increases resulted from: uptake in our higher value mobile offerings, driven by the XT network’s data and roaming capabilities; the continued growth in ‘smartphone’ penetration and the growth in mobile broadband and data only devices; and a favourable impact arising on a change of customer terms and conditions.

During the second half of FY11 Telecom saw an increase of postpaid mobile and higher value customers on the XT network. Mobile demand and revenue, especially by these customers, is also stimulated by the use of smartphones and the increased availability, functionality and content for these devices. We believe that this improved trend of more higher-value customers should lead to improved future mobile revenues. Typically, postpaid connections earn higher average revenues when compared to prepaid connections.

While Telecom’s mobile customer base (including Telecom Retail, Gen-i, and Telecom Wholesale connections) decreased by 3.4% to 2.097 million customers at 30 June 2011 from 2.171 million customers at 30 June 2010, this decline has been impacted by low usage CDMA connections becoming inactive.

Data revenues in FY11 decreased by $3 million, or 13.6%, to $19 million when compared to FY10 reflecting a reduction in ISDN usage as a result of lower customer numbers and calling minutes.

Internal revenue increased by $6 million, or 5.2%, to $122 million in FY11 when compared to FY10 as incremental interconnection revenues were partially offset by the removal of TSO revenue no longer received from Corporate via FCA due to the changes in the TSO regime.

Other gains of $13 million in FY10 represented various resolutions and settlements reached with a supplier.

Operating expenses

Total labour expenses declined by $15 million, or 9.3%, to $147 million for FY11 when compared with FY10 reaching its lowest level in recent periods due to a continued focus on cost efficiency and restructuring activities, reflected in the reduction in headcount of 14.3% at 30 June 2011 when compared to 30 June 2010.

Other operating expenses decreased by $92 million, or 21.2%, to $342 million in FY11 when compared with FY10, largely as a result of FY10 containing higher mobile cost of sales for the XT launch as well as higher XT-related advertising activity. FY11 was also positively impacted by favourable movements in foreign exchange rates on US dollar mobile handset purchases relative to FY10.

Internal operating expenses decreased by $41 million, or 3.8%, to $1,033 million in FY11 when compared to FY10 largely as a result of wholesale broadband input price reductions, a declining fixed access base, as well as continued reductions in avoidable site visits positively impacted by Telecom’s ‘Right First Time’ initiatives, partially offset by the new TDL costs relating to TSO obligations that in FY11 were recharged by Corporate to Retail under FCA.

Gen-i

Gen-i’s goal is to become Australasia’s most preferred ICT hosted services and integrated ICT solutions provider, delivering brilliant outcomes for its clients.

	Year ended 30 June			Six months ended 30 June
	2011 $m	2010 $m	Change %	2011 $m	2010 $m	Change %

Operating revenues
Local service	98	107	(8.4)	48	53	(9.4)
Calling	150	164	(8.5)	75	80	(6.3)
Mobile	192	192	—	97	94	3.2
Data	315	374	(15.8)	147	181	(18.8)
Broadband and internet	19	23	(17.4)	8	11	(27.3)
IT services	550	472	16.5	282	244	15.6
Resale	4	6	(33.3)	2	3	(33.3)
Other operating revenue	14	26	(46.2)	7	10	(30.0)
Internal revenue	80	81	(1.2)	42	47	(10.6)
Other gains	—	4	NM	—	4	NM

	1,422	1,449	(1.9)	708	727	(2.6)

Operating expenses
Labour	333	327	1.8	162	160	1.3
Intercarrier costs	1	—	NM	1	—	NM
Other operating expenses	448	441	1.6	218	223	(2.2)
Internal expenses	403	458	(12.0)	195	220	(11.4)

	1,185	1,226	(3.3)	576	603	(4.5)

EBITDA	237	223	6.3	132	124	6.5

FTE - Permanent	2,652	2,726	(2.7)
FTE - Contractors	246	225	9.3

FTE - Total	2,898	2,951	(1.8)

The results for Gen-i are presented separately under the headings Gen-i telecommunications solutions and Gen-i IT solutions. Sales and support costs are included within the telecommunications results. Gen-i’s IT solutions business has lower margins and lower capital expenditure requirements than the telecommunications business activities. Many of Gen-i’s clients require an ICT package combining both telecommunications and IT solutions.

Gen-i telecommunications solutions

	Year ended 30 June			Six months ended 30 June
	2011 $m	2010 $m	Change %	2011 $m	2010 $m	Change %

Operating revenues
Local service	98	107	(8.4)	48	53	(9.4)
Calling	150	164	(8.5)	75	80	(6.3)
Mobile	192	192	—	97	94	3.2
Data	315	374	(15.8)	147	181	(18.8)
Broadband and internet	19	23	(17.4)	8	11	(27.3)
IT services	58	35	65.7	27	15	80.0
Resale	4	6	(33.3)	2	3	(33.3)
Other operating revenue	12	20	(40.0)	6	7	(14.3)
Internal revenue	55	45	22.2	27	25	8.0
Other gains	—	4	NM	—	4	NM

	903	970	(6.9)	437	473	(7.6)

Operating expenses
Labour	175	182	(3.8)	84	90	(6.7)
Intercarrier costs	1	—	NM	1	—	NM
Other operating expenses	145	153	(5.2)	62	69	(10.1)
Internal expenses	389	449	(13.4)	187	214	(12.6)

	710	784	(9.4)	334	373	(10.5)

EBITDA	193	186	3.8	103	100	3.0

FTE - Permanent	1,072	1,172	(8.5)
FTE - Contractors	47	72	(34.7)

FTE - Total	1,119	1,244	(10.0)

Operating revenues – telecommunications solutions

Traditional local service and calling revenues continued to decline, with local service revenues in FY11 declining by $9 million to $98 million and calling revenues declining by $14 million to $150 million when compared to the prior comparative period. However, the rate of decline has reduced despite the increased pressure on price, intense competition and continued customer consolidation of products. The decline in H2 FY11 when compared to H2 FY10 for local service and calling was $10 million.

While mobile revenues of $192 million were flat year on year, in H2 FY11 mobile revenues increased by $3 million to $97 million reflecting growth in connections, and continued growth in usage revenues (mobile data, text, roaming and international) and a trend of higher-value customer numbers now on the XT network.

Data revenue decreased by $59 million to $315 million in FY11 and by $34 million to $147 million in H2 FY11 when compared with the prior comparative period as the competitive environment, changes in technology and increased pressure on price drove customers to lower cost options in New Zealand.

IT services revenue increased $23 million to $58 million in FY11 due to growth in new and existing business.

Operating expenses – telecommunications solutions

Labour costs decreased by $7 million to $175 million in FY11 and by $6 million to $84 million in H2 FY11 when compared with the prior comparative periods due to lower overall FTE levels compared to FY10. While the FTE head count was down at 30 June 2011 by 10.0%, the costs for the year were down by only 3.8% due to the use of contractors during the year and restructuring commencing in Q4 FY11.

Other operating expenses decreased by $8 million to $145 million in FY11 and by $7 million to $62 million in H2 FY11 due to a reduction in support and selling expenses as a result of cost out and transformation programmes and lower mobile cost of sales. These costs savings were partially offset by increased customer and product specific managed data design costs.

Internal expenses declined by $60 million to $389 million in FY11 and by $27 million to $187 million in H2 FY11 due to a reduction in both the price and volume of services purchased from other business units, in line with the reduction in traditional revenue streams.

Gen-i IT solutions

	Year ended 30 June			Six months ended 30 June
	2011 $m	2010 $m	Change %	2011 $m	2010 $m	Change %

Operating revenues
IT services	492	437	12.6	255	229	11.4
Other operating revenue	2	6	(66.7)	1	3	(66.7)
Internal revenue	25	36	(30.6)	15	22	(31.8)

	519	479	8.4	271	254	6.7

Operating expenses
Labour	158	145	9.0	78	70	11.4
Other operating expenses	303	288	5.2	156	154	1.3
Internal expenses	14	9	55.6	8	6	33.3

	475	442	7.5	242	230	5.2

EBITDA	44	37	18.9	29	24	20.8

FTE - Permanent	1,580	1,554	1.7
FTE - Contractors	199	153	30.1

FTE - Total	1,779	1,707	4.2

Operating revenues – IT solutions

IT solutions revenue increased by $40 million to $519 million in FY11 and by $17 million to $271 million in H2 FY11 when compared to prior comparative periods, principally due to strong managed services growth, combined with further procurement revenue increases.

The managed services revenue increase reflected the significant contracts written in previous periods and the launch of new products and services. The procurement revenue streams were driven primarily by software licensing sales, as there was increased demand for contracted services in procurement, as opposed to the more traditional transactional basis of procurement purchasing.

Operating expenses – IT solutions

Total operating expenses increased by $33 million to $475 million in FY11, primarily driven by increased cost of sales driven by higher customer demand.

As at 30 June 2011, total FTEs had increased when compared with last year and the staffing mix has changed, driven by an increase in contractors to maintain short-term flexibility in the workforce. Labour costs therefore increased by $13 million, or 9.0%, when compared to the prior comparative period. This is a lower rate of increase than the change in revenue, reflecting cost reduction and efficiency initiatives made against the higher cost base associated with an increased managed services revenue base.

Other operating expenses increased by $15 million to $303 million in FY11 and by $2 million to $156 million in H2 FY11. The increase is primarily due to increased cost of sales resulting from higher procurement revenues.

The IT solutions EBITDA increased by $7 million to $44 million in FY11 and by $5 million to $29 million in H2 FY11 when compared to prior comparative periods, due to higher revenues as well as an ongoing focus on controlling costs.

AAPT

AAPT is an Australian telecommunications provider that owns and operates its own national voice and data network. This includes nation-wide diverse coverage of 11,000km of interstate fibre, its own data centres in major capital cities, fibre access to 1,300 buildings and Midband Ethernet in over 180 exchanges. AAPT has access to DSL coverage in over 380 exchanges focused on the major Australian cities and large metropolitan areas.

AAPT has traditionally had three customer segments, Wholesale, Business Solutions and Consumer. Wholesale focuses on leveraging AAPT’s network reach particularly within the ‘on-net’ data and internet sales to the carrier, partner and reseller channels. Business Solutions addresses the corporate, medium and small enterprise segments and is focused on selling ‘on-net’ data and internet. The Consumer division was sold to iiNet on 30 September 2010 for A$60 million. The gain on the sale of the Consumer division has been excluded from these adjusted results.

To eliminate the impact of foreign exchange rate movements, AAPT’s results are presented in Australian dollars (‘A$’).

	Year ended 30 June			Six months ended 30 June
	2011 A$m	2010 A$m	Change %	2011 A$m	2010 A$m	Change %

Adjusted operating revenues
Local service	11	21	(47.6)	3	9	(66.7)
Calling	164	215	(23.7)	76	103	(26.2)
Interconnection	29	31	(6.5)	14	15	(6.7)
Mobile	14	24	(41.7)	6	11	(45.5)
Data	115	115	—	59	58	1.7
Broadband and internet	129	157	(17.8)	59	75	(21.3)
Resale	177	216	(18.1)	82	102	(19.6)
Other operating revenue	3	25	(88.0)	—	16	NM
Internal revenue	51	78	(34.6)	19	35	(45.7)

	693	882	(21.4)	318	424	(25.0)

Operating expenses
Labour	113	136	(16.9)	54	66	(18.2)
Intercarrier costs	389	455	(14.5)	182	216	(15.7)
Other operating expenses	78	135	(42.2)	30	67	(55.2)
Internal expenses	42	48	(12.5)	19	23	(17.4)

	622	774	(19.6)	285	372	(23.4)

Adjusted EBITDA	71	108	(34.3)	33	52	(36.5)

FTE - Permanent	781	1,120	(30.3)
FTE - Contractors	9	40	(77.5)

FTE - Total	790	1,160	(31.9)

Adjusted operating revenues

Adjusted operating revenues decreased by A$189 million to A$693 million in FY11 as revenue declined in all categories. A$100 million of the revenue decline is the net reduction in revenue due to the sale of the Consumer division, which has affected calling, local, broadband and internet and resale revenues. Business Solutions and Wholesale also experienced a A$84 million decrease in revenue when compared to FY10 primarily due to pricing pressure and continued churn of low margin customers.

Operating expenses

Labour costs decreased in FY11 by A$23 million to A$113 million and by A$12 million to A$54 million in H2 FY11 when compared to the prior comparative periods mainly due to 31.9% lower headcount driven by restructuring after the sale of the Consumer division in September 2010.

Intercarrier costs reduced by A$66 million to A$389 million in FY11 and by A$34 million to A$182 million in H2 FY11 when compared to the prior comparative periods in line with reduced revenue and focus on higher margin data and internet sales, partially offset by less favourable terms agreed with another commercial operator in FY11.

Other operating expenses reduced by A$57 million to A$78 million in FY11 and by A$37 million to A$30 million when compared to the prior comparative periods. The reduction was driven by cost savings through the sale of the Consumer division, significant data storage cost reductions, an IT support contract renegotiation and lower bad debt expenses.

AAPT’s EBITDA declined by A$37 million to A$71 million in FY11 and by A$19 million to A$33 million in H2 FY11 when compared to prior comparative periods. These reductions were driven by lower volumes due to the sale of the Consumer division, lower volumes in Wholesale and Business due to customer churn and the effect of renegotiated commercial terms as noted above. These were partially offset by labour and other operating costs savings through the reduction of 370 FTE achieved through the sale of the Consumer division and other ongoing restructuring.

Technology & Shared Services

T&SS maintains and develops all of Telecom’s New Zealand shared IT and network operations. The T&SS team ensures Telecom’s IT, infrastructure and architecture is aligned with the wider Group’s business objectives. In addition to the core technology teams, the shared services division of T&SS supports Telecom in areas such as supply chain, provisioning, billing, engineering, operations and information management.

Under FCA, T&SS allocates costs to each of the market facing business units, based on their use of T&SS resources, or where applicable, the volumes they drive through T&SS. The charge to other business units is presented as internal revenue in T&SS and internal expenses in the other business units.

	Year ended 30 June			Six months ended 30 June
	2011 $m	2010 $m	Change %	2011 $m	2010 $m	Change %

Operating revenues and other gains
Other operating revenue	9	8	12.5	5	3	66.7
Internal revenue	558	585	(4.6)	271	284	(4.6)
Other gains	22	10	NM	8	10	(20.0)

	589	603	(2.3)	284	297	(4.4)

Operating expenses
Labour	108	101	6.9	55	48	14.6
Other operating expenses	266	289	(8.0)	116	137	(15.3)
Internal expenses	211	215	(1.9)	109	114	(4.4)

	585	605	(3.3)	280	299	(6.4)

EBITDA	4	(2)	NM	4	(2)	NM

FTE - Permanent	1,843	1,481	24.4
FTE - Contractors	206	209	(1.4)

FTE - Total	2,049	1,690	21.2

Operating revenues and other gains

Other operating revenue largely consists of three components being cost recovery for use of T&SS’s assets by external parties, provision of services by T&SS to external parties and, in some instances, credits received from third party suppliers. Other gains of $22 million in FY11 and $8 million in H2 FY11 represent settlements reached with suppliers.

Through FCA, T&SS recovers its net costs from the other business units. Internal revenue therefore mirrors and fluctuates in line with total operating expenses and other revenues.

Operating expenses

Labour costs increased by $7 million in FY11 when compared to FY10 and also by $7 million in H2 FY11 compared to H2 FY10. The increase was predominantly related to the in-sourcing of functions from Hewlett Packard, with the increased headcount meaning costs are now recognised as a labour expense rather than within other operating expenses.

Other operating expenses decreased by $23 million in FY11 and by $21 million in H2 FY11 when compared to the prior comparative periods. The decrease relates to the in-sourcing noted above, as well as ongoing cost out programmes that have decreased T&SS’s cost base.

Internal expenses decreased by $4 million in FY11 and by $5 million in H2 FY11 when compared to the prior comparative period. This was driven by a reduction in the purchases from Gen-i, partially offset by new internal costs due to the in-sourcing noted above as some external costs previously charged by Hewlett Packard are now charged from Gen-i.

Corporate

Telecom is supported by a corporate centre, which provides leadership, finance, communications, strategy, human resources and legal functions for the Group. Revenue includes the external income relating to TSO (although this has now ceased in FY11 and been replaced with the TDL), dividends received from Southern Cross and other revenue not directly associated with a business unit. Certain corporate revenues and costs are allocated under FCA to other business units.

	Year ended 30 June			Six months ended 30 June
	2011 $m	2010 $m	Change %	2011 $m	2010 $m	Change %

Operating revenues
Other operating revenue	70	81	(13.6)	27	21	28.6
Other gains	5	—	NM	5	—	NM
Internal revenue	134	118	13.6	71	65	9.2

	209	199	5.0	103	86	19.8

Adjusted operating expenses
Labour	57	55	3.6	30	27	11.1
Other operating expenses	64	67	(4.5)	39	40	(2.5)
Internal expenses	36	49	(26.5)	20	27	(25.9)

	157	171	(8.2)	89	94	(5.3)

Adjusted EBITDA	52	28	85.7	14	(8)	NM

FTE - Permanent	246	239	2.9
FTE - Contractors	13	10	30.0

FTE - Total	259	249	4.0

Operating revenues

Other operating revenue decreased by $11 million in FY11 but increased by $6 million in H2 FY11 when compared to the prior comparative period. The decrease in FY11 was primarily due to the reduction in TSO revenue, this income having ceased from 1 July 2010 due to the Government’s changes relating to the TSO and TDL, partially offset by $71 million of Southern Cross dividend income in FY11 compared to $63 million in FY10. The increase in H2 FY11 was primarily due to dividends of $32 million received in H2 FY11 compared to $19 million in H2 FY10. Southern Cross dividends vary in amount and timing and are denominated in USD.

Other gains of $5 million arose on the sale of Telecom’s interest in Yahoo!Xtra.

Internal revenue of $134 million was $16 million higher in FY11 and $6 million higher in H2 FY11 than prior comparative periods, primarily due to TDL costs now being recovered from other business units under FCA.

Adjusted operating expenses

Adjusted labour costs of $57 million have increased by $2 million in FY11 and by $3 million in H2 FY11 when compared with prior comparative periods due to an increase in the number of permanent staff due to in-sourcing of certain corporate functions.

Adjusted other operating expenses decreased by $3 million to $64 million for FY11 and by $1 million to $39 million as a result of $33 million of costs incurred in relation to the TDL being more than offset by cost savings and non-recurring consultant costs in H2 FY10. The FY11 expenses do not include UFB or natural disaster related costs, which have been treated as adjusting items.

Internal expenses decreased by 26.5% to $36 million in FY11 and by 25.9% to $20 million in H2 FY11 when compared with prior comparative periods, primarily due to the removal of TSO revenue which is no longer passed on to Retail via the FCA process.

Group cash flow

	Year ended 30 June
	2011 $m	2010 $m	Change %
Cash flows from operating activities	1,349	1,761	(23.4)
Cash flows from investing activities	(835)	(1,091)	(23.5)
Cash flows from financing activities	(520)	(576)	(9.7)
Foreign exchange movement	(9)	(16)	(43.8)

Net movement in cash	(15)	78	NM

Detailed disclosure of the above line items is included in Telecom’s condensed financial statements which have been released with this management commentary.

Cash flows from operating activities

Net cash from operating activities decreased in FY11 by $412 million to $1,349 million when compared to FY10. This was primarily due to the $249 million reduction in cash received from customers combined with a $32 million increase in payments to suppliers and employees. The decline in cash received from customers follows the overall declining revenue trend and was also affected by one-off items specifically separate from our core business, including: TSO receipts in the prior comparative period not repeated in this year; the impact of the consumer sale by AAPT; and other working capital requirements. The increase in payments to suppliers and employees was a result of the reduction in labour and other operating costs being more than offset by one-off expenses and the timing differences of payments. Tax payments of $127 million in FY11, largely relating to provisional tax payments as well as the FY11 supplementary dividends paid to non residents, compared with a net refund of $1 million in FY10 due to prepaid amounts of tax in the prior years.

Cash flows from investing activities

The net cash outflow on investing activities of $835 million in FY11 was $256 million lower than the $1,091 million outflow in FY10, largely due to $180 million of proceeds received in FY11 from the sale of the AAPT Consumer division, Telecom’s stakes in iiNet and Macquarie Telecom and the proceeds from the Yahoo!Xtra sale. In addition, a reduction in payments for capital expenditure in FY11, due to management’s capital interventions, contributed to the year on year decrease.

Cash flows from financing activities

Telecom’s outflows from financing activities largely reflect borrowing activities and dividend payments to shareholders. The net cash outflow for financing activities in FY11 was $520 million, compared to $576 million in FY10. FY11 comprises $313 million of dividend payments, $783 million relating to the repayment of debt and derivatives and $89 million of increased payments for collateral funds; partially offset by $665 million of proceeds from issuing short-term debt and derivatives. This compared to $327 million of dividend payments in FY10, $1,319 million for the repayment of debt and derivatives and $21 million of increased payments for collateral funds; partially offset by $1,091 million of proceeds from issuing short-term debt and derivatives.

Capital expenditure

	Year ended 30 June			Six months ended 30 June
	2011 $m	2010 $m	Change %	2011 $m	2010 $m	Change %

Transformation and regulation
WCDMA mobile network	107	100		44	71
FTTN	136	152		68	74
FNT	8	65		1	23
Retail NGT	65	109		25	62
Separation	91	163		34	71
Other regulatory	5	7		3	2

Total transformation and regulation	412	596	(30.9)	175	303	(42.2)

Business sustaining
IT systems	55	69		26	47
Gen-i	66	59		29	41
AAPT	56	77		17	53
Southern Cross capacity	4	48		4	15
Network maintenance and growth	184	205		111	118
New products and services	61	47		32	40
Other business sustaining	76	82		40	66

Total business sustaining	502	587	(14.5)	259	380	(31.8)

Total	914	1,183	(22.7)	434	683	(36.5)

Total capital expenditure for FY11 of $914 million was $269 million, or 22.7% less than FY10. $914 million of spend for FY11 compared to initial guidance at the start of the year of a range of $1 billion to $1.1 billion. This reduction was the result of significant capital interventions, revalidation of investment needs and tighter control of project costs by management.

Transformation and Regulation

Spend on the WCDMA network slowed after high spend in H1 FY11 to $44 million in H2 FY11, resulting in similar full year spend of $107 million in FY11 compared with $100 million in FY10.

FTTN investment continued as planned, with spend in FY11 of $136 million being $16 million lower than FY10.

FNT spend in FY11 reduced to $8 million from $65 million in FY10 as the development of the Primary Line Voice service was completed.

Retail NGT investment was $44 million less in FY11 when compared to FY10, as the broadband aggregation was completed.

Operational separation driven investment in FY11 decreased to $91 million compared with $163 million in FY10 due to the majority of operational separation commitments being met, or developed, during FY10.

Business Sustaining

Overall business sustaining spend of $502 million in FY11 was 14.5% lower than FY10 due to reductions on all business sustaining investment programmes.

AAPT spend of $56 million in FY11 was $21 million lower than FY10 due to lower capital requirements following the sale of the Consumer division in September 2010.

Network maintenance and growth spend of $184 million in FY11 was $21 million lower than in FY10 due to a slowdown in new residential and business connections, while new products and services spend in FY11 of $61 million was higher than the $47 million in FY10 in order to meet the requirements of new customer deals.

Dividend policy and long-term capital management

Long-term capital management

Telecom’s principal sources of liquidity are operating cash flows and external borrowing from established debt programmes and bank facilities.

The Telecom board continues to be committed to Telecom maintaining ‘single A’ credit ratings from Moody’s Investors Service and Standard & Poor’s and its capital management policies are designed to ensure this objective is met. Relevant factors include Telecom’s debt profile, operating outlook, cash flow and cost of capital. As a guide, over the last three years Telecom’s expectations have been to maintain a relatively stable capital structure with the intention that, in normal circumstances, the ratio of net debt to EBITDA would not materially exceed 1.7 times on a long-run basis. The extent of funds available to pay dividends is driven by the level of earnings as well as future capital expenditure requirements and investment needs. Following Telecom’s announcement of the proposed demerger in May 2011, Standard & Poor’s placed Telecom on CreditWatch with negative implications and Moody’s Investor services rating reduced to A3 (outlook negative).

Telecom is required to post collateral to support the value of certain derivatives. As at 30 June 2011, US$91 million (NZ$110 million) of collateral was posted (30 June 2010: NZ$21 million) and is restricted in use by Telecom as collateral. In the event of a downgrade of Telecom’s credit rating to either Baa1 (Moody’s Investors Service), or BBB+ (Standard & Poor’s) US$65 million of additional collateral would be required to be posted.

Ordinary dividends

Telecom previously advised that for FY11 it will target a dividend payout ratio of approximately 90% of adjusted net earnings. A dividend of 3.5 cents per share was paid for each of the first three quarters and the dividend for the fourth quarter has been set to reflect the full year targeted payout ratio.

In accordance with this approach, a dividend of 7.5 cents per share has been declared for Q4 FY11. In addition, a special dividend of 2.0 cents per share has been declared, following a very strong result in the second half of the year, bringing the total dividend for the year to 20.0 cents per share.

The dividends will be fully imputed (at a ratio of 28/72) in line with the corporate income tax rate. In addition, a supplementary dividend of 1.3235 cents per share, and 0.3529 cents per share respectively, will be payable to shareholders who are not resident in New Zealand.

Fourth quarter ordinary dividends
Ordinary shares	7.5 cents
American Depositary Shares [1]	US 32.68 cents

Special dividends
Ordinary shares	2.0 cents
American Depositary Shares [1]	US 8.72 cents

“Ex” dividend dates
New Zealand Stock Exchange	31 Aug 2011
Australian Stock Exchange	29 Aug 2011
New York Stock Exchange	30 Aug 2011

Books closing dates
New Zealand, Australian Stock Exchanges	2 Sep 2011
New York Stock Exchange	1 Sep 2011

Payment dates
New Zealand, Australia	16 Sep 2011
New York	23 Sep 2011

[1]

Based on an exchange rate at 28 Jul 2011 of $1.00 to US$0.8715 and a ratio of five ordinary shares per one American Depositary Share. The actual exchange rate used for conversion is determined in the week prior to payment when the Bank of New York performs the physical currency conversion.

For FY12, Telecom will move to semi-annual dividend payments, to align to its financial reporting cycle. Accordingly, the first dividend payment for FY12 is anticipated to be in March 2012.

Dividend Reinvestment Plan

Management believes that, due to the ongoing UFB initiative and the associated proposed demerger of Telecom it may be in possession of inside information over this period and has therefore decided to suspend the Dividend Reinvestment Plan and associated on-market buy-back.

Competition, regulation and litigation

The significant changes in Telecom’s competitive and regulatory environment in H2 FY11 are set out below. There are also a number of significant changes that will come into effect should Telecom demerge as a result of the UFB initiative. Those changes are not detailed in this commentary but they will be detailed in the Regulatory section of the FY11 Annual Report. The FY11 Annual Report will be available online in September 2011 at: http://investor.telecom.co.nz.

Government’s Ultra-Fast Broadband (‘UFB’) Initiative

The UFB initiative has the objective of increasing broadband speeds through deployment of fibre to the premises to 75% of the New Zealand population by 2019, with priority users reached by 2015. The Government is proposing to contribute NZ$1.35 billion, via Crown Fibre Holdings Limited (‘CFH’), the Crown entity overseeing the Government’s UFB initiative to selected participants in 33 national regions. In May 2011, Telecom’s bid to participate in the Government’s UFB initiative was accepted by CFH and Telecom was awarded 24 out of the 33 candidate areas.

In order to participate in the UFB initiative, subject to certain necessary approvals, Telecom will demerge into two listed entities, being:

•

New Chorus, which will own and operate New Zealand’s nationwide fixed line access network infrastructure, and will comprise the existing Chorus business unit and certain parts of Telecom Wholesale; and

•	New Telecom, a retail-focused telecommunications business comprising fixed, mobile and ICT businesses, which will be the existing Telecom entity.

More information about the UFB initiative can be found online at: http://investor.telecom.co.nz.

If the demerger goes ahead, it will result in Telecom’s shareholders receiving shares in New Chorus. This would result in a significant change in Telecom’s future consolidated financial statements.

Government’s Rural Broadband Initiative (‘RBI’)

On 20 April 2011 the Government announced that it had successfully concluded contract negotiations with Telecom and Vodafone for a combined $285 million fibre and wireless infrastructure rollout for rural areas over the next six years. The Government’s objectives for the RBI are to have ultra-fast broadband (100Mbps) to 93% of rural schools and fast broadband services (5Mbps or better) to at least 80% of rural households. A direct contribution by Government ($48 million) and a Telecommunications Development Levy (‘TDL’) from the industry ($252 million over six years) will be used to fund the RBI.

Telecom’s role in the RBI is building and delivering the fibre-based infrastructure and services, while Vodafone’s role is building the wireless towers. If the proposed demerger occurs, New Chorus will build the RBI fibre and fixed line broadband (‘DSL’) network. This involves adding approximately 3,100km of new fibre, providing ultra-fast broadband to approximately 750 schools and six hospitals and installing or upgrading approximately 1,000 cabinets.

Telecommunications (TSO, Broadband and Other Matters) Amendment Act 2011

The Telecommunications (TSO, Broadband, and Other Matters) Amendment Act 2011 (the Telecommunications Amendment Act) establishes a substantially revised regulatory regime that will apply to New Telecom and New Chorus should the demerger proceed. It also includes certain regulatory changes which will take effect irrespective of whether the proposed demerger proceeds.

The Telecommunications Amendment Act:

•	Revokes and replaces the current ‘three box’ operational separation of Telecom on demerger with two separate demerged entities;

•	Provides the framework and the legislative vehicle for implementing the RBI and the UFB initiative;

•	Triggers a number of changes to the pricing of certain legacy copper services that Telecom provides and which will be transferred to New Chorus on demerger;

•	Implements the Government’s TSO reforms that were proposed well in advance of the outcome of the RBI and the UFB initiative;

•	Provides for a review of the obligations under the TSO to be commenced and completed in 2013; and

•	Provides for a review of the telecommunications regulatory framework, to be commenced no later than 30 September 2016 and, with best endeavours, to complete the review no later than 31 March 2019.

If the proposed demerger does not proceed, the substantive provisions of the Telecommunications Amendment Act, which relate to Telecom and the demerger, will not take effect (other than the provisions relating to accounting separation, the requirement for which has already been removed, and the TSO compensation reforms).

Operational separation undertakings (Undertakings)

If the proposed demerger proceeds, operational separation and all migration milestones under the operational separation undertakings across all parts of Telecom will be revoked from the close of the day before the demerger. This will be further detailed in the Regulatory section of the FY11 Annual Report.

Accounting separation

Until recently, Telecom was required to prepare and disclose information about the operation and behaviour of its network, wholesale and retail activities as if they were operated as independent or unrelated companies. Accounting separation has now been repealed by the Telecommunications Amendment Act.

Telecommunications services obligations

The Telecommunications Amendment Act implements a number of TSO policy changes first announced by the Government in 2009, and confirmed in March 2010, including amendments to the methodology used to assess the net cost of complying with the TSO The Government has stated that, based on this new methodology, it estimates Telecom’s loss from meeting the TSO to be zero. These changes will be made regardless of whether demerger proceeds.

If the proposed demerger proceeds, Telecom’s obligations under the TSO will be retained but will be split between New Telecom and New Chorus as follows:

•	New Chorus will be required to maintain lines and coverage obligations; and

•	New Telecom will be required to provide retail services at the capped retail prices.

The Government is required, under the Telecommunications Amendment Act, to commence a comprehensive review of the TSO at the start of 2013. This review will take into account, amongst other things, changes to the telecommunications sector that have arisen from the rollout of new infrastructure and facilities and the impact of this on the TSO arrangements, the continued need and relevance of the TSO arrangement, the practicality of adopting a universal service obligation (rather than a provider-specific TSO arrangement), the impact of the TSO funding arrangements and related regulatory issues. The review is required to be completed by the end of 2013. There is no guarantee or certainty of the outcome with respect to any of the items covered within the TSO review.

The Telecommunications Amendment Act also introduces the TDL, which is an industry levy of $50 million per year between FY10 and FY16 and $10 million each year thereafter (adjusted for CPI) to be paid by certain market participants. The levy can be used to pay for any TSO charges, non-urban telecommunication infrastructure, upgrades to emergency calling and other wide purposes so long as a consultation process is followed. Following the proposed demerger, both New Chorus and New Telecom would be liable for annual telecommunications development levy payments. The amount payable by each liable person (including New Chorus and New Telecom) will be determined by the Commerce Commission based on the proportion of revenue that each liable person receives from telecommunications services offered by means of a public telephone network. The TDL and the TSO review detailed above will proceed whether or not the proposed demerger occurs.

Other regulatory matters

Determination on local and cellular number portability

The Commerce Commission’s number portability determination (requiring service providers to provide fixed and mobile number portability) was due to expire in December 2010. On 16 December 2010, the Commerce Commission issued a decision that the current number portability requirements would remain in place and that the existing determination would be extended until 2016.

Resale services investigation

The Minister for Communications and Information Technology has recently accepted the Commerce Commission’s recommendations that the potential for resale regulation should be scaled back in areas where there is effective competition and that the following should occur:

•	De-regulation of resold broadband and data services;

•	Removal of regulation of bundled resale offering; but

•	Continued regulation of resold local access and calling services and parts of bundles.

UCLL and SLU pricing

UCLL and SLU prices are currently de-averaged; however, the Telecommunications Amendment Act requires that the prices be geographically averaged three years after demerger date. The Commerce Commission will be responsible for determining the averaged UCLL and SLU prices and is required to make reasonable efforts to determine the averaged price using a benchmarked methodology before demerger date. The Commerce Commission has commenced the process for determining the averaged UCLL and SLU prices. The level of the UCLL and SLU price is not certain. Regulation may lower copper prices, negatively impacting the financial performance of New Chorus and also potentially resulting in lower uptake of fibre. A pricing review using a total service long run incremental cost (‘TSLRIC’) methodology will be available.

UBA pricing

The Commerce Commission has set an average price for the basic UBA service, with a benchmarked uplift for enhanced UBA services (which provide real time capability) and an uplift for naked UBA services (UBA services without a phone service). The pricing of the uplift for the latter service reflects the de-averaged UCLL pricing described above.

If the demerger proceeds, New Chorus will be responsible for providing UBA services. For three years from the demerger date, the price for UBA services will be ‘frozen’ for existing instances of UBA at the lower of the price on demerger date and the price that applies under the UBA standard terms determination at 30 June 2011 (which is based on the current retail-minus methodology). However, for new instances of the UBA service the price will be geographically averaged. The Commerce Commission has commenced the process for determining the averaged UBA price. From three years after demerger date, the UBA price will transition to a cost-based pricing methodology. This transition may result in lower regulated UBA prices.

The initial pricing principle that the Commerce Commission will apply is the price of the averaged UCLL / SLU services plus benchmarking of the ‘additional costs’ to create the UBA service against prices in comparable countries that use a forward-looking cost-based pricing method. While the cost based price will not apply until three years from the demerger date, the Commerce Commission must make reasonable efforts to review the UBA standard terms determination within twelve months of the demerger date. A pricing review using the price of the averaged UCLL / SLU services plus TSLRIC of the ‘additional costs’ to create UBA will also be available.

UCLL backhaul and UBA backhaul Standard Terms Determinations (‘STD’)

The Commerce Commission has finalised its consultation on the competition test to be applied to UCLL backhaul and UBA backhaul. In its final decisions on these services the Commerce Commission simplified the criteria for the assessment of competition (the ‘near entrant test’). Any alternative backhaul operator, including a vertically integrated operator that is within one to two kilometres of a Telecom exchange, will be considered a competitive constraint on Telecom unless it has publicly stated that it does not intend to connect to that exchange. The Commerce Commission will apply a consistent approach for UCLL backhaul and UBA backhaul.

From time to time the Commerce Commission conducts tests on the state of competition in various regulated markets. If it finds that effective competition has developed in any regions, it may pare back regulation in respect of the regulated product in those regions. At the date of this report, competition tests had been concluded in respect of UBA backhaul and UCLL backhaul and are still in consultation for UBA.

Introduction of Chorus’ Unbundled Copper Low Frequency Service (‘UCLFS’) and Baseband

In order to meet the TSO requirements, New Chorus will make available a technology neutral voice input service on a commercial basis. This service is known as Baseband. The pricing of a subset of the Baseband service – UCLFS (a voice input service offered over the copper access network) – will be determined by the Commerce Commission. The initial pricing methodology for UCLFS will be the averaged price for New Chorus’ full UCLL service if it is taken on a standalone basis or, in the case where a person is also purchasing Chorus’ UBA service for that line, the cost of any additional elements of Chorus’ local loop network that are not recovered in the price for Chorus’ UBA service. There is a determination process underway. The final pricing principle is the same except the cost of any additional elements of Chorus’ local loop network that are not recovered by the prices for Chorus’ UBA service are calculated using a TSLRIC methodology.

Trans-Tasman mobile roaming

The Ministry of Economic Development (‘MED’) and the Australian Department of Broadband, Communications and the Digital Economy have announced a joint investigation into trans-Tasman mobile roaming pricing. The agencies will prepare a draft decision that outlines their market assessment and the options for joint action in the event of a market failure being determined. These options may include regulatory intervention. The two governments are likely to release a draft report in the first half of 2012.

Mobile termination rates

Under the Commerce Commission’s 5 May 2011 Standard Terms Determination for Mobile Termination and Access Services:

•

Mobile termination rates for fixed to mobile and mobile to mobile calls have been regulated. The initial basis for regulation, the initial pricing principle, is a product of benchmarking against comparable countries that use a forward looking cost based pricing methodology.

•	Termination rates for texts (or SMS) have been reduced to a very low nominal charge (intended to deter spam).

111 Emergency services review

On 16 December 2010, the Minister announced that terms of reference for a review of the 111 emergency calling services have been agreed. He announced that the review was designed to ensure a framework which accommodates changing technologies, practices and industry structures while providing certainty about the governance framework. The MED is to undertake the review. It anticipates releasing a draft consultation paper to Emergency Service Providers and telecommunications operators by the end of September 2011. Consultation will take place throughout the review.

Spectrum

The Minister of Telecommunications has confirmed 112MHz of spectrum will be available in the 700MHz spectrum range (694 - 806MHz) (the Digital Dividend) for new uses when television becomes fully digitalised. The MED is expected to hold a spectrum auction in 2012. The rules of that auction are expected to be determined later this year.

Commerce Act litigation

The proceeding brought by the Commerce Commission under section 36 of the Commerce Act in relation to Telecom’s implementation and maintenance of high speed data transmission service pricing remains active. Telecom has appealed the High Court decision which found that, although most of Telecom’s pricing was not anti-competitive, the pricing of two tail circuits between March 2001 and late 2004 breached section 36. The Commerce Commission has cross appealed the points decided in Telecom’s favour. A penalty hearing took place in December 2010, and a reserve judgment was delivered on 19 April 2011 ordering that Telecom pay a pecuniary penalty of $12 million. Telecom has paid this penalty but has also appealed the penalty judgment to the Court of Appeal. The hearing of Telecom’s appeal on liability and penalty has been set down for 26 September 2011 to 4 October 2011.

The proceeding commenced by the Commerce Commission in relation to Telecom’s introduction of the 0867 service under section 36 of the Commerce Act was concluded with the delivery of the Supreme Court judgment on 1 September 2010, following a hearing in June 2010. The Supreme Court dismissed the Commerce Commission’s appeal from the lower Courts’ finding that Telecom had not breached section 36, and ordered the Commerce Commission to pay Telecom costs of $50,000 in the Supreme Court. Telecom is seeking to resolve its claim for High Court costs with the Commerce Commission.

Telecommunications Act litigation

On 2 August 2011 Telecom and Vodafone announced that they had entered a full and final settlement of the various proceedings that they had initiated in relation to the Commerce Commission’s TSO determinations for FY04, FY05, FY06, FY07 and FY08. The terms of the settlement are confidential to the parties. The settlement followed the Supreme Court hearing in February 2011 of Telecom and Vodafone’s appeals in respect of the determinations for FY04, FY05, and FY06. Telecom and Vodafone have advised the Commerce Commission and the Supreme Court of the settlement and now await the Commerce Commission’s advice on whether the Commerce Commission wishes to proceed with its appeal and the Supreme Court’s decision on whether it will deliver a judgment in relation to the Commerce Commission’s appeal (the Court has already indicated that it is unlikely to issue a judgment in respect of the Telecom and Vodafone appeals). Once the Supreme Court’s decision and the Commerce Commission’s position are known, Telecom will determine how to deal with any residual issues arising from the High Court’s decision directing that the Commerce Commission re-determine the FY05 and FY06 determinations and the FY09 and FY10 determinations, which are pending, awaiting the outcome of the Supreme Court proceedings.

In October 2010 the Commerce Commission announced the commencement of an investigation into Telecom’s alleged breach of the Undertakings (the obligation not to discriminate) in respect of Chorus’ provision of Sub Loop Extension Services (‘SLES’) and Telecom Wholesale’s failure to provide Unbundled Bitstream Access (‘UBA’) with Sub Loop Unbundling (‘SLU’) and SLES. On 26 May 2011, the Commerce Commission announced that it had decided to issue enforcement proceedings alleging that Telecom is likely to have discriminated in breach of the Undertakings by failing to provide other telecommunications service providers with UBA in conjunction with SLES, when it provided an equivalent service to its own retail business. Any enforcement proceedings could include the Commerce Commission seeking compensation on behalf of other service providers. On 19 July 2011, CallPlus Limited and Kordia Limited lodged claims with Telecom (based on contract, estoppel and the Fair Trading Act) in relation to the same matter, but have not commenced proceedings. The quantum of the claims is stated to be $65 million and $74 million respectively, but the claims would overlap with any service provider compensation that may be included in enforcement proceedings issued by the Commerce Commission.

Other litigation

The proceeding brought by Asia Pacific Telecommunications Limited (‘APT’) was settled in April 2011. The terms of the settlement are confidential to the parties. As a result of the settlement APT has discontinued its proceedings against Telecom.

Under New Zealand law and Inland Revenue Department (‘IRD’) practice, tax positions taken by Telecom remain subject to review and possible adjustment by the IRD, generally for a period of four years from the end of the tax year or return period in which the relevant tax return was provided. The IRD has reviewed Telecom’s tax position with reference to interest income earned by Telecom subsidiaries tax resident outside of New Zealand. The IRD has taken the position (in a Notice of Proposed Adjustment (‘NOPA’) issued on 11 August 2011 in respect of the 2008 income year) that the income in question should be taxed as if it had been earned by a New Zealand tax resident. Telecom will be responding to the IRD NOPA by challenging the IRD position. If Telecom’s position is not accepted by the IRD, amended assessments will be issued by the IRD, in which case it will be necessary for Telecom to bring proceedings before the Court seeking to have the amended assessments set aside. The amount of the tax liability contended for in the NOPA is around $23 million plus penalties of approximately $11 million. If the IRD is correct, Telecom would also be liable to use of money interest.

Telecom has other ongoing claims, investigations and inquiries, none of which it currently believes are expected to have significant effect on the financial position or profitability of Telecom.

Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing outstanding claims or inquiries are ultimately resolved against Telecom’s interests. There can be no assurance that such cases will not have a significant effect on Telecom’s business, financial condition, position, results of operations or profitability.

Future expectations

Given that Telecom anticipates demerging Chorus in the FY12 financial year, financial guidance for the FY12 financial year and beyond has been withdrawn.

Forward-looking statements and disclaimer

This management commentary includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of Telecom. Such forward-looking statements are based on the beliefs of management as well as on assumptions made by and information currently available at the time such statements were made.

These forward-looking statements can be identified by words such as ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘plan’, ‘may’, ‘could’ and similar expressions. Any statements in this announcement that are not historical facts are forward-looking statements. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond Telecom’s control, and which may cause actual results to differ materially from those projected in the forward-looking statements contained in this management commentary. Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements are discussed herein and also include Telecom’s anticipated growth strategies, Telecom’s future results of operations and financial condition, economic conditions in New Zealand and Australia; the regulatory environment in New Zealand; competition in the markets in which Telecom operates; whether Telecom is able to successfully demerge New Chorus and risks related to the proposed demerger, other factors or trends affecting the telecommunications industry generally and Telecom’s financial condition in particular and risks detailed in Telecom’s filings with the U.S. Securities and Exchange Commission. Except as required by law or the listing rules of the stock exchanges on which Telecom is listed, Telecom undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

The securities referred to in this announcement have not been, and will not be, registered under the United States Securities Act of 1933 or under the securities laws of any state or other jurisdiction of the United States. This announcement does not constitute an offer of securities in the United States or to any person to whom it would not be lawful outside Australia and New Zealand. Any securities described herein may not be offered or sold in the United States absent registration under the Securities Act or pursuant to an applicable exemption from registration, or to any person to whom it would not be lawful outside Australia and New Zealand.

Non-GAAP financial measures

Telecom results are reported under IFRS. This management commentary includes non-GAAP financial measures which are not prepared in accordance with IFRS. The non-GAAP financial measures used in this presentation include:

1.	EBITDA. Telecom calculates EBITDA by adding back (or deducting) depreciation, amortisation, finance expense/(income), share of associates’ (profits)/losses and taxation expense to net earnings/(loss) from continuing operations.

2.	Adjusted EBITDA. Adjusted EBITDA excludes significant one-off gains, expenses and impairments.

3.	Capital expenditure. Capital expenditure is the additions to property, plant and equipment and intangible assets, excluding goodwill and other non-cash additions that may be required by IFRS such as decommissioning costs.

4.	ARPU. Telecom calculates ARPU as revenue for the period (for mobile this is only voice and data) divided by an average number of customers.

5.	Free cash flow. Free cash flow is defined as EBITDA less capital expenditure.

6.	Adjusted free cash flow. Adjusted free cash flow utilises adjusted EBITDA rather than underlying EBITDA defined above.

7.	Adjusted net earnings. Adjusted net earnings are net earnings for the year adjusted by the same items to determine adjusted EBITDA, allowing for any tax impact of those items.

Telecom believes that these non-GAAP financial measures provide useful information to readers to assist in the understanding of the financial performance, financial position or returns of Telecom, but that they should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with IFRS. Non-GAAP financial measures as reported by Telecom may not be comparable to similarly titled amounts reported by other companies.

Glossary

The following terms included in this management commentary have the following meanings:

‘ARPU’	Average Revenue per User (or Customer)
‘CFH’	Crown Fibre Holdings Limited
‘DSL’	Digital Subscriber Line, a family of communications technologies allowing high-speed data over existing copper-based telephony plant in the local loop
‘EBITDA’	Earnings Before Interest, Tax, Depreciation and Amortisation
‘EPS’	Earnings Per Share
‘ESP’	Emergency Service Providers
‘FCA’	Full Cost Apportionment
‘FNT’	Fixed Network Transformation
‘FMO’	Future Mode of Operation
‘FTE’	Full Time Equivalent head count
‘FTTN’	Fibre To The Node
‘FY’	Financial Year ended 30 June
‘GAAP’	Generally Accepted Accounting Principals
‘ICT’	Information and Communication Technologies
‘IFRS’	International Financial Reporting Standards
‘ISDN’	Integrated Services Digital Network, a switched network providing end-to-end digital connectivity for simultaneous transmission of voice and/or data
‘MED’	Ministry of Economic Development
‘MVNO’	Mobile Virtual Network Operator
‘NGN’	Next Generation Network
‘NGT’	Telecom’s Next Generation Telecommunications business model
‘NM’	Not Meaningful
‘PSTN’	Public Switched Telephone Network, a nationwide dial-up telephone network used, or intended for use, in whole or in part, by the public for the purposes of providing telecommunication between telephone devices
‘H1 FY10’	Half Year Ended 31 December 2009
‘H2 FY10’	Half Year Ended 30 June 2010
‘H1 FY11’	Half Year Ended 31 December 2010
‘H2 FY11’	Half Year Ended 30 June 2011
‘RBI’	Rural Broadband Initiative
‘SLES’	Sub Loop Extension Service
‘SLU’	Sub Loop Unbundling
‘SMS’	Short Message Service
‘SMW3’	South East Asia Middle East Western Europe 3, an optical submarine telecommunications cable linking those regions
‘Southern Cross’	The Southern Cross Cables Group which consists of two sister companies Southern Cross Cables Holdings Limited and Pacific Carriage Holdings Limited
‘STD’	Standard Terms Determination
‘TDL’	Telecommunications Development Levy
‘TSO’	Telecommunications Service Obligation recorded in the Telecommunications Service Obligation Deed for Local Residential Telephone Service between the Crown and Telecom New Zealand Limited, dated December 2001
‘UBA’	Unbundled Bitstream Access
‘UCLFS’	Unbundled Copper Low Frequency Service
‘UCLL’	Unbundled Copper Local Loop
‘UFB’	Ultra-Fast Broadband
‘VDSL’	Very High Speed Digital Subscriber Line
‘VoIP’	Voice over Internet Protocol, a term used in IP telephony for managing the delivery of voice information using the IP
‘WACC’	Weighted Average Cost of Capital

Appendix – Supplemental information and KPIs

Telecom Group

Adjusted Group result

	H1 FY09 NZ$m	H2 FY09 NZ$m	H1 FY10 NZ$m	H2 FY10 NZ$m	H1FY11 NZ$m	H2FY11 NZ$m
Adjusted operating revenues and other gains
Local service	529	524	516	510	499	482
Calling	641	598	518	485	479	449
Interconnection	91	86	83	95	100	95
Mobile	420	402	426	400	405	420
Data	324	320	324	314	299	293
Broadband and internet	306	304	297	297	290	291
IT services	255	261	234	252	274	287
Resale	175	162	147	131	124	111
Other operating revenue	117	111	126	89	99	80
Other gains	—	—	—	27	14	13

	2,858	2,768	2,671	2,600	2,583	2,521

Adjusted operating expenses
Labour	468	441	457	436	439	430
Intercarrier costs	638	601	493	464	490	449
Other operating expenses	868	842	849	808	786	709

	1,974	1,884	1,799	1,708	1,715	1,588

Adjusted EBITDA	884	884	872	892	868	933
Group revenue & cost breakdown
Calling
National - $m	362	340	318	305	281	263
International - $m	252	232	175	160	180	165
Other - $m	27	26	25	20	18	21

	641	598	518	485	479	449
Broadband and internet
Broadband revenue - $m	275	273	270	270	266	270
Internet revenue - $m	31	31	27	27	24	21

	306	304	297	297	290	291
IT Services Revenue
Procurement - $m	109	107	93	103	99	123
Professional Services - $m	18	18	17	20	20	20
Managed Services - $m	122	130	118	121	150	140
Other - $m	6	6	6	8	5	4

Total IT Services - $m	255	261	234	252	274	287

Southern Cross Dividends - $m	39	40	44	19	39	32

Other Operating Expenses
Mobile Cost of Sales - $m	155	137	168	130	126	117
IT Services Cost of Sales - $m	160	159	140	152	164	169
Other - $m	553	546	541	526	496	423

	868	842	849	808	786	709

FTE Permanent	8,437	8,421	8,350	8,393	7,863	8,007
FTE Contractors	813	546	651	622	710	633

FTE Total	9,250	8,967	9,001	9,015	8,573	8,640

Basic EPS	9	13	13	7	9	—
Basic EPS (Adjusted)	14	13	13	7	8	12

Dividend per share declared	12.0	12.0	12.0	12.0	7.0	13.0

Appendix – Supplemental information and KPIs

Telecom Group

Adjusted revenue and adjusted EBITDA by Unit

	H1 FY09 NZ$m	H2 FY09 NZ$m	H1 FY10 NZ$m	H2 FY10 NZ$m	H1 FY11 NZ$m	H2 FY11 NZ$m
Adjusted operating revenue and other gains
Chorus	512	516	522	528	538	563
Wholesale & International	694	681	648	644	661	679
Retail	1,086	1,052	1,049	1,027	1,012	1,003
Gen-i	769	740	722	727	714	708
AAPT	654	637	570	539	479	421
T&SS	297	285	306	297	305	284
Corporate	100	111	113	86	106	103
Eliminations	(1,254)	(1,254)	(1,259)	(1,248)	(1,232)	(1,240)

	2,858	2,768	2,671	2,600	2,583	2,521

Adjusted EBITDA
Chorus	378	389	385	382	391	415
Wholesale & International	111	101	109	97	46	73
Retail	200	212	176	230	240	253
Gen-i	112	107	99	124	105	132
AAPT	52	62	67	69	48	42
T&SS	(1)	—	—	(2)	—	4
Corporate	32	13	36	(8)	38	14

	884	884	872	892	868	933

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Chorus

	H1 FY09 NZ$m	H2 FY09 NZ$m	H1 FY10 NZ$m	H2 FY10 NZ$m	H1FY11 NZ$m	H2FY11 NZ$m
Adjusted operating revenues and other gains
Local service	7	7	9	13	12	14
Other operating revenue	8	10	14	8	13	17
Internal revenue	497	499	499	507	513	532

	512	516	522	528	538	563

Adjusted operating expenses
Labour	11	9	10	11	12	12
Other operating expenses	104	100	107	111	111	117
Internal expenses	19	18	20	24	24	19

	134	127	137	146	147	148

Adjusted EBITDA	378	389	385	382	391	415
Analysis & KPI’s - Chorus
Access Lines (Retail, Gen-i, Wholesale) (000)	1,655	1,639	1,625	1,600	1,579	1,551
UCLL Lines (000)	26	37	47	67	76	93
Other lines (non voice access lines and lines consumed internally) (000)	129	121	116	116	137	155

Total Access Lines (000)	1,810	1,797	1,788	1,783	1,792	1,799

Number of unbundled exchanges at period end	46	64	76	77	101	123
Number of FTTN cabinets migrated at period end	214	780	1,389	1,995	2,601	3,180
Number of customers who could be served by FTTN cabinets (000)	60	163	281	399	553	594

Broadband and internet
Broadband lines (Retail, Gen-i, Wholesale) (000)	786	836	874	910	941	972
UCLL (000)	26	37	47	67	76	93

Total Broadband lines (000)	812	873	921	977	1,017	1,065

FTE Permanent	180	193	213	231	258	262
FTE Contractors	44	20	11	17	7	13

FTE Total	224	213	224	248	265	275

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Wholesale & International

	H1 FY09 NZ$m	H2 FY09 NZ$m	H1 FY10 NZ$m	H2 FY10 NZ$m	H1FY11 NZ$m	H2 FY11 NZ$m
Adjusted operating revenues and other gains
Local service	76	82	93	99	107	111
Calling	181	163	125	115	136	126
Interconnection	67	63	64	75	80	78
Mobile	3	7	4	6	4	2
Data	41	45	48	49	50	59
Broadband and internet	41	39	42	43	41	54
Other operating revenue	11	11	13	13	14	11
Internal revenue	274	271	259	244	229	238

	694	681	648	644	661	679

Adjusted operating expenses
Labour	28	29	29	26	26	25
Intercarrier costs	268	252	195	189	226	207
Other operating expenses	26	26	22	19	24	21
Internal expenses	261	273	293	313	339	353

	583	580	539	547	615	606

Adjusted EBITDA	111	101	109	97	46	73

Appendix – Supplemental information and KPIs

Analysis & KPI’s - Wholesale & International

	H1 FY09 NZ$m	H2 FY09 NZ$m	H1 FY10 NZ$m	H2 FY10 NZ$m	H1FY11 NZ$m	H2 FY11 NZ$m
Local Service
Access Lines (000)	294	326	352	374	402	414

Calling
National - $m	8	8	9	7	7	7
International - $m	170	152	113	107	128	117
Other - $m	3	3	3	1	1	2

	181	163	125	115	136	126
Analysis of international calls:
International calling revenue comprised:
International outward revenue - $m	7	10	7	8	8	8
International inward revenue - $m	24	18	13	7	6	5
International transits revenue - $m	139	124	93	92	114	104

	170	152	113	107	128	117

International calling minutes comprised:
International outward minutes (m)	96	80	79	84	83	114
International inward minutes (m)	272	195	181	113	101	87
International transits minutes (m)	1,663	1,330	1,385	1,379	1,418	1,266

	2,031	1,605	1,645	1,576	1,602	1,467

International calling - average revenue per minute:
International outward revenue per minute (cents)	7.29	12.50	8.86	9.52	9.64	7.02
International inward revenue per minute (cents)	8.82	9.23	7.18	6.19	5.94	5.75

Analysis of international transits:
International transit revenue - $m	139	124	93	92	114	104
International intercarrier costs - $m	117	95	79	71	96	88

Gross margin - $m	22	29	14	21	18	16
Average margin per minute (cents)	1.32	2.18	1.01	1.52	1.27	1.27

Interconnect Revenues
PSTN & Other interconnection - $m	32	28	31	33	33	30
Mobile to mobile interconnection - $m	35	35	33	42	47	48

	67	63	64	75	80	78

Broadband and internet
Broadband revenue - $m	41	39	42	43	41	54
Broadband connections (000)	267	285	296	312	342	362

Other Operating Expenses
Mobile Cost of Sales - $m	4	2	2	(1)	—	—
Other- $m	22	24	20	20	24	21

	26	26	22	19	24	21

FTE Permanent	396	410	425	399	390	383
FTE Contractors	48	36	14	12	6	9

FTE Total	444	446	439	411	396	392

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Retail

	H1 FY09 NZ$m	H2 FY09 NZ$m	H1 FY10 NZ$m	H2 FY10 NZ$m	H1FY11 NZ$m	H2 FY11 NZ$m
Adjusted operating revenues and other gains
Local service	367	359	345	333	320	305
Calling	190	177	170	158	155	147
Mobile	301	289	308	286	296	313
Data	13	11	11	11	10	9
Broadband and internet	135	141	142	147	150	150
IT services	8	10	6	8	6	5
Other operating revenue	10	9	9	13	14	13
Internal revenue	62	56	58	58	61	61
Other gains	—	—	—	13	—	—

	1,086	1,052	1,049	1,027	1,012	1,003

Adjusted operating expenses
Labour	83	79	81	81	75	72
Other operating expenses	231	206	239	195	185	157
Internal expenses	572	555	553	521	512	521

	886	840	873	797	772	750

Adjusted EBITDA	200	212	176	230	240	253

Analysis & KPI’s - Retail

Local Service
Access Lines (000)	1,274	1,229	1,191	1,146	1,099	1,061

Calling
National - $m	139	128	126	119	119	113
International - $m	38	35	32	30	28	26
Other - $m	13	14	12	9	8	8

	190	177	170	158	155	147

Analysis of national calls:
National calling revenue comprised
National - $m	51	48	49	50	50	49
Mobile - $m	78	70	69	62	62	58
National 0800 - $m	10	10	8	7	7	6

	139	128	126	119	119	113

National calling minutes comprised
National (m)	594	580	597	578	590	574
Mobile (m)	215	199	196	184	180	175
National 0800 (m)	26	24	24	22	22	21

	835	803	817	784	792	770

National calling - average revenue per minute
National (cents)	8.59	8.28	8.21	8.65	8.47	8.54
Mobile (cents)	36.28	35.18	35.20	33.70	34.44	33.14
National 0800 (cents)	38.46	41.67	33.33	31.82	31.82	28.57

Analysis of international calls:
International outward revenue - $m	38	35	32	30	28	26
International outward minutes (m)	217	196	187	172	165	159
International outward revenue per minute (cents)	17.51	17.86	17.11	17.44	16.97	16.35

Appendix – Supplemental information and KPIs

Analysis & KPI’s - Retail (continued)

	H1 FY09 NZ$m	H2 FY09 NZ$m	H1 FY10 NZ$m	H2 FY10 NZ$m	H1 FY11 NZ$m	H2 FY11 NZ$m
Mobile (Retail & Gen-i)
Mobile revenue:
Voice revenue - $m	232	219	222	205	208	207
Data revenue - $m	114	110	127	127	135	137
Other mobile revenue - $m	51	46	57	48	48	66

	397	375	406	380	391	410

Mobile call minutes (m)	738	757	758	701	698	675
Mobile call minutes per user per month	56	57	56	52	54	52
Mobile call price per minute (cents)	31.44	28.93	29.29	29.24	29.80	30.67

New Zealand average revenue per user (‘ARPU’)
ARPU - $ per month	26.47	24.94	26.40	24.84	26.87	26.64
Postpaid - $ per month	55.03	51.79	54.85	51.79	54.79	54.11
Prepaid - $ per month	8.80	8.59	8.95	8.79	9.52	9.63
Voice - $ per month	17.74	16.59	16.81	15.32	16.32	16.05
Data - $ per month	8.73	8.35	9.60	9.52	10.54	10.59

Number of mobile customers at period end (000) (New Zealand-Group)
Postpaid	854	856	859	840	829	830
Prepaid	1,397	1,309	1,431	1,312	1,347	1,249
Internal postpaid	12	21	20	19	16	18

Total mobile customers (CDMA & XT)	2,263	2,186	2,310	2,171	2,192	2,097

XT Postpaid (000)	—	66	267	369	518	607
XT Prepaid (000)	—	27	200	343	492	576

Total XT customers (000)	—	93	467	712	1,010	1,183

Data only devices (000) (Retail & Gen-i)	77	81	101	133	143	173

Broadband and internet
Broadband revenue - $m	123	128	132	137	142	144
Internet revenue - $m	12	13	10	10	8	6

	135	141	142	147	150	150

Broadband connections (000)	500	531	559	579	580	591
Dial up connections (000)	151	122	107	93	82	73

IT Services Revenue
Procurement - $m	2	4	—	—	1	1
Other - $m	6	6	6	8	5	4

Total IT Services - $m	8	10	6	8	6	5

Other Operating Expenses
Mobile Cost of Sales - $m	114	100	127	92	90	83
IT Services Cost of Sales - $m	7	5	8	2	4	3
Other - $m	110	101	104	101	91	71

	231	206	239	195	185	157

FTE Permanent	2,158	2,064	2,036	2,197	2,004	1,840
FTE Contractors	175	111	166	109	101	137

FTE Total	2,333	2,175	2,202	2,306	2,105	1,977

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Gen-i

Gen-i Total	H1 FY09 NZ$m	H2 FY09 NZ$m	H1 FY10 NZ$m	H2 FY10 NZ$m	H1FY11 NZ$m	H2 FY11 NZ$m
Adjusted operating revenues and other gains
Local service	64	60	54	53	50	48
Calling	94	86	84	80	75	75
Mobile	96	86	98	94	95	97
Data	206	197	193	181	168	147
Broadband and internet	13	11	12	11	11	8
IT services	247	251	228	244	268	282
Resale	3	3	3	3	2	2
Other operating revenue	17	12	16	10	7	7
Internal revenue	29	34	34	47	38	42
Other gains	—	—	—	4	—	—

	769	740	722	727	714	708

Adjusted operating expenses
Labour	172	163	167	160	171	162
Intercarrier costs	3	—	—	—	—	1
Other operating expenses	238	230	218	223	230	218
Internal expenses	244	240	238	220	208	195

	657	633	623	603	609	576

Adjusted EBITDA	112	107	99	124	105	132

Appendix – Supplemental information and KPIs

Financial breakdown by business unit - Gen-i (continued)

The following is a break down of Gen-i

Telecommunication solutions	H1 FY09 NZ$m	H2 FY09 NZ$m	H1 FY10 NZ$m	H2 FY10 NZ$m	H1 FY11 NZ$m	H2 FY11 NZ$m

Adjusted operating revenues and other gains
Local service	64	60	54	53	50	48
Calling	94	86	84	80	75	75
Mobile	96	86	98	94	95	97
Data	206	197	193	181	168	147
Broadband and internet	13	11	12	11	11	8
IT services	25	20	20	15	31	27
Resale	3	3	3	3	2	2
Other operating revenue	8	5	13	7	6	6
Internal revenue	23	22	20	25	28	27
Other gains	—	—	—	4	—	—

	532	490	497	473	466	437

Adjusted operating expenses
Labour	98	94	92	90	91	84
Intercarrier costs	3	—	—	—	—	1
Other operating expenses	87	75	84	69	83	62
Internal expenses	243	239	235	214	202	187

	431	408	411	373	376	334

Adjusted EBITDA	101	82	86	100	90	103

IT solutions	H1 FY09 NZ$m	H2 FY09 NZ$m	H1 FY10 NZ$m	H2 FY10 NZ$m	H1 FY11 NZ$m	H2 FY11 NZ$m

Adjusted operating revenues and other gains
IT services	222	231	208	229	237	255
Other operating revenue	9	7	3	3	1	1
Internal revenue	6	12	14	22	10	15

	237	250	225	254	248	271

Adjusted operating expenses
Labour	74	69	75	70	80	78
Other operating expenses	151	155	134	154	147	156
Internal Expenses	1	1	3	6	6	8

	226	225	212	230	233	242

Adjusted EBITDA	11	25	13	24	15	29

Appendix – Supplemental information and KPIs

Analysis & KPI’s - Gen-i

	H1 FY09	H2 FY09	H1 FY10	H2 FY10	H1 FY11	H2 FY11
Local Service
Access Lines (000)	87	84	82	80	78	76

Calling
National - $m	76	71	67	65	60	59
International - $m	7	6	7	5	6	5
Other - $m	11	9	10	10	9	11

	94	86	84	80	75	75

Analysis of national calls:
National calling revenue comprised
National - $m	11	10	9	11	8	6
Mobile - $m	36	33	32	28	28	26
National 0800 - $m	29	28	26	26	24	27

	76	71	67	65	60	59

National calling minutes comprised
National (m)	134	126	143	139	143	142
Mobile (m)	145	131	128	121	128	124
National 0800 (m)	274	289	297	289	301	303

	553	546	568	549	572	569

National calling - average revenue per minute
National (cents)	8.21	7.94	6.29	7.91	5.59	4.23
Mobile (cents)	24.83	25.19	25.00	23.14	21.88	20.97
National 0800 (cents)	10.58	9.69	8.75	9.00	7.97	8.91

Analysis of international calls:
International outward revenue - $m	7	6	7	5	6	5
International outward minutes (m)	31	28	27	25	25	23
International outward revenue per minute (cents)	22.58	21.43	25.93	20.00	24.00	21.74

Broadband and internet
Broadband revenue - $m	13	11	12	11	11	8
Broadband connections (000)	19	20	19	19	19	19

IT Services Revenue
Procurement - $m	107	103	93	103	98	122
Professional Services - $m	18	18	17	20	20	20
Managed Services - $m	122	130	118	121	150	140

Total IT Services - $m	247	251	228	244	268	282

Other Operating Expenses
Mobile Cost of Sales - $m	37	35	39	39	36	34
IT Services Cost of Sales - $m	153	154	132	150	160	166
Other - $m	48	41	47	34	34	18

	238	230	218	223	230	218

FTE Permanent - Telcommunication solutions	1,193	1,222	1,187	1,172	1,102	1,072
FTE Permanent - IT solutions	1,546	1,597	1,588	1,554	1,556	1,580

Total FTE Permanent	2,739	2,819	2,775	2,726	2,658	2,652

FTE Contractors - Telcommunication solutions	98	60	52	72	78	47
FTE Contractors - IT solutions	179	120	148	153	241	199

Total FTE Contractors	277	180	200	225	319	246

FTE Total	3,016	2,999	2,975	2,951	2,977	2,898

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - AAPT

	H1 FY09 NZ$m	H2 FY09 NZ$m	H1 FY10 NZ$m	H2 FY10 NZ$m	H1 FY11 NZ$m	H2 FY11 NZ$m	H1 FY09 A$m	H2 FY09 A$m	H1 FY10 A$m	H2 FY10 A$m	H1 FY11 A$m	H2 FY11 A$m
Adjusted operating revenues and other gains
Local service	15	16	15	12	10	4	13	11	12	9	8	3
Calling	176	172	139	132	113	101	145	137	112	103	88	76
Interconnection	24	23	19	20	20	17	20	18	16	15	15	14
Mobile	20	20	16	14	10	8	16	17	13	11	8	6
Data	64	67	72	73	71	78	52	54	57	58	56	59
Broadband and internet	117	113	101	96	88	79	96	91	82	75	70	59
Resale	172	159	144	128	122	109	141	127	114	102	95	82
Other operating revenue	12	12	9	21	4	—	10	9	9	16	3	—
Internal revenue	54	55	55	43	41	25	44	44	43	35	32	19
Other gains	—	—	—	—	—	—	—	—	—	—	—	—

	654	637	570	539	479	421	537	508	458	424	375	318

Adjusted operating expenses
Labour	99	88	89	83	75	74	79	71	70	66	59	54
Intercarrier costs	367	349	298	275	264	241	301	280	239	216	207	182
Other operating expenses	90	90	84	83	61	41	77	67	68	67	48	30
Internal expenses	46	48	32	29	31	23	38	39	25	23	23	19

	602	575	503	470	431	379	495	457	402	372	337	285

Adjusted EBITDA	52	62	67	69	48	42	42	51	56	52	38	33

Analysis & KPI’s - AAPT

Local Service
Consumer access Lines (000)							283	247	227	199	n/a	n/a

Calling
National - A$m							117	108	95	89	74	63
International - A$m							28	29	17	14	14	13

							145	137	112	103	88	76

Broadband and internet
Broadband revenue - A$m							80	76	68	62	57	48
Internet revenue - A$m							16	15	14	13	13	11

							96	91	82	75	70	59

Consumer broadband connections (000)							142	127	120	113	n/a	n/a

Other Operating Expenses - A$m							77	67	68	67	48	30

							77	67	68	67	48	30

FTE Permanent							1,331	1,226	1,166	1,120	882	781
FTE Contractors							93	63	53	40	34	9

FTE Total							1,424	1,289	1,219	1,160	916	790

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - T&SS

	H1 FY09 NZ$m	H2 FY09 NZ$m	H1 FY10 NZ$m	H2 FY10 NZ$m	H1FY11 NZ$m	H2FY11 NZ$m
Adjusted operating revenues and other gains
Other operating revenue	4	3	5	3	4	5
Internal revenue	293	282	301	284	287	271
Other gains	—	—	—	10	14	8

	297	285	306	297	305	284

Adjusted operating expenses
Labour	49	44	53	48	53	55
Other operating expenses	149	134	152	137	150	116
Internal expenses	100	107	101	114	102	109

	298	285	306	299	305	280

Adjusted EBITDA	(1)	—	—	(2)	—	4

Analysis & KPI’s - T&SS

FTE Permanent	1,455	1,488	1,516	1,481	1,430	1,843
FTE Contractors	164	134	200	209	225	206

FTE Total	1,619	1,622	1,716	1,690	1,655	2,049	[1]

[1]	H2 FY11 FTEs increased by 394, driven by an increase of 311 in-sourced IT support staff in Q3 FY11.

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Corporate

	H1 FY09 NZ$m	H2 FY09 NZ$m	H1 FY10 NZ$m	H2 FY10 NZ$m	H1FY11 NZ$m	H2 FY11 NZ$m
Adjusted operating revenues and other gains
Other operating revenue	55	54	60	21	43	27
Internal revenue	45	57	53	65	63	71
Other gains	—	—	—	—	—	5

	100	111	113	86	106	103

Adjusted operating expenses
Labour	26	29	28	27	27	30
Other operating expenses	30	56	27	40	25	39
Internal expenses	12	13	22	27	16	20

	68	98	77	94	68	89

Adjusted EBITDA	32	13	36	(8)	38	14
Analysis & KPI’s - Corporate
Southern Cross Dividends - $m	39	40	44	19	39	32

FTE Permanent	179	221	219	239	241	246
FTE Contractors	12	2	7	10	18	13

FTE Total	191	223	226	249	259	259

Appendix – Supplemental information and KPIs

Telecom Group

Capex Summary

	H1 FY09 NZ$m	H2 FY09 NZ$m	H1 FY10 NZ$m	H2 FY10 NZ$m	H1 FY11 NZ$m	H2 FY11 NZ$m
Transformation and regulation
XT mobile network	160	155	29	71	63	44
FTTN	62	64	78	74	68	68
FNT	83	67	42	23	7	1
Retail NGT	13	42	47	62	40	25
Separation	45	78	92	71	57	34
Other Regulatory	6	5	5	2	2	3

Total transformation and regulation	369	411	293	303	237	175

Business sustaining
IT systems	30	36	22	47	29	26
Gen-i	52	26	18	41	37	29
AAPT	42	47	24	53	39	17
Southern Cross capacity	19	25	33	15	—	4
Network maintenance and growth	97	104	87	118	73	111
New products and services	5	1	7	40	29	32
Other business sustaining	18	31	16	66	36	40

Total business and sustaining	263	270	207	380	243	259

Total Group	632	681	500	683	480	434

Capital expenditure is presented on an accruals basis